Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and among
SPARTANNASH COMPANY,
CAITO FOODS SERVICE INC.,
BLUE RIBBON TRANSPORT, INC.,
and
MATTHEW CAITO, as THE SELLERS’ REPRESENTATIVE
DATED AS OF NOVEMBER 3, 2016

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Table of Contents

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Table of Contents

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EXHIBITS

Exhibit AForm of Closing Statement

Exhibit BAssignment Documents

Exhibit CRestrictive Covenants Agreement

Exhibit DEscrow Agreement

Exhibit EFresh Kitchen EBITDA Calculation

Exhibit FOther Business EBITDA Calculation

Exhibit GOwner’s Representative Agreement

Exhibit HClosing Working Capital Calculation

Exhibit ICaito Name Usage Agreement

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 3, 2016, is entered into by and among SpartanNash Company, a Michigan corporation (the “Buyer”), Caito Foods Service Inc., an Indiana corporation (“Caito”), and Blue Ribbon Transport, Inc., an Indiana corporation (“BRT” and, together with Caito, the “Sellers” and each, a “Seller”), and Matthew Caito, as the Sellers’ Representative (the “Sellers’ Representative”).

RECITALS

WHEREAS, the Seller Group (as defined below) owns and operates a fresh fruit and vegetable production and distribution business, a logistics, warehousing and transportation business and is in the process of constructing and equipping a new kitchen facility consisting of approximately 116,000 square feet that will cook various items in bulk for sale to grocery stores and other outlets that sell the food for consumption by customers, which kitchen facility is referred to internally by the Seller Group as “The Fresh Kitchen” (the “Business”).

WHEREAS, the Sellers wish to sell, assign, transfer, convey and deliver, or cause each other member of the Seller Group to sell, assign, transfer, convey and deliver, to the Buyer (or to one or more of its Designated Affiliates), and the Buyer wishes to purchase and assume (or to cause one or more of its Designated Affiliates to purchase and assume) from the Seller Group, the rights and obligations of the each member of the Seller Group to the Purchased Assets and the Assumed Liabilities, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

Purchase and Sale

Section 1.1.Purchase and Sale of Assets.  Subject to the terms and conditions set forth herein, at the Closing, each Seller will sell, assign, transfer, convey and deliver to the Buyer (or to one or more of its Designated Affiliates), or cause each other member of the Seller Group to sell, assign, transfer, convey and deliver to the Buyer (or to one or more of its Designated Affiliates), and the Buyer will purchase (or cause one or more of its Designated Affiliates to purchase) from each Seller or other member of the Seller Group, as applicable, free and clear of all Liens other than Permitted Liens, all of such Seller Group member’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature (other than the Excluded Assets), that are used or held in connection with the Business (collectively, the “Purchased Assets”), including, without limitation, the following:

(a)all Inventory;

(b)all Contracts to which any member of the Seller Group is a party or by which a member of the Seller Group is bound and that are set forth on Section 1.1(b) of the Disclosure Schedules (other than the Employee Contracts), all other Contracts to which a member of the Seller Group is a party or by which a member of the Seller Group is bound, or becomes a party or bound in compliance with the provisions of this Agreement, in each case that relate to the Business, and any other Contract set forth on an Additional Asset Notice (the “Assigned Contracts”); provided, however, that unless Final Completion has occurred at or prior to the Closing, the Construction Contract shall not be an Assigned Contract but rather shall be subject (i) the Buyer’s rights under the Owner’s Representative Agreement and (ii) to a collateral assignment by Caito in favor of the Buyer pursuant to the Construction Contract Security Documents in order to secure Caito’s obligations under the Owner’s Representative Agreement and shall be assigned by Caito to the Buyer upon the Final Completion and delivery of the Fresh Kitchen, or sooner if so elected by the Buyer in its sole discretion to the extent permitted by the Owner’s Representative Agreement, in each case pursuant to and in accordance with the terms and conditions set forth in the Owner’s Representative Agreement;

(c)all Accounts Receivable;

(d)all Intellectual Property Assets;

(e)to the extent transferable, all Permits of such member of the Seller Group;

(f)all fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property;

(g)all rights to any actions of any nature available to or being pursued by a member of the Seller Group to the extent related to the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(h)all of such member of the Seller Group’s rights under warranties, guaranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets or Assumed Liability;

(i)all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that relate to the Business or that are otherwise allocable to any Purchased Asset or any Assumed Liability;

(j)all rights, claims, causes of action and credits owned by a member of the Seller Group relating to the Business, any Purchased Asset or any Assumed Liability, including any such item arising under any guarantee, warranty, indemnity, right of recovery, right of set‑off or similar right in favor of a member of the Seller Group in respect of the Business, any Purchased Asset or any Assumed Liability;

(k)all claims, choses in action, rights of recovery, rights of recoupment and rights of set off related to the Business;

(l)all Books and Records;

(m)the Seller Bank Accounts and all Cash Balances;

(n)all goodwill associated with the Purchased Assets;

(o)all shares or other equity or ownership interests in any other Person, including the membership interests of FreshRealm owned by Caito or by any other member of the Seller Group (the “FreshRealm Interests”);

(p)the real property of the Sellers and the other members of the Seller Group described on Section 2.14 of the Disclosure Schedules, together with each Seller’s and each other member of the Seller Group’s right, title and interest in, to and under all plants, land, facilities and buildings, structures, improvements and fixtures located on, above or under the surface of the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (the “Transferred Real Property”); and

(q)all of each Seller’s and each other member of the Seller Group’s right, title and interest in all leases, licenses or other forms of agreement for the use or occupancy of real property, including all amendments, letter agreements, guarantees, occupancy agreements, extensions and renewals thereof and related notices and agreements thereto, affecting the properties listed or required to be listed on Section 2.14 of the Disclosure Schedules (the “Transferred Leased Property”) (collectively, the “Leases”), and all of each Seller’s and each other member of the Seller Group’s right, title and interest, as sublessor, in all subleases, licenses or other occupancy agreements affecting the Transferred Leased Property as of Closing (collectively, the “Subleases”).

At any time after the date hereof (including, for the avoidance of doubt, after the Closing), the Buyer may deliver a notice to the Sellers setting forth that any other assets, properties or rights of the Seller Group that were owned or held by a member of the Seller Group on the date hereof, during the Interim Period or on the Closing Date (other than (i) any assets or properties set forth on Section 1.2(j) of the Disclosure Schedules, (ii) any assets or properties of the type listed in Section 1.2(a) or in Sections 1.2(c) through 1.2(j), (iii) any other assets or properties disposed of by any member of the Seller Group in the ordinary course of business and not in violation of this Agreement and (iv) subject to the Buyer’s rights set forth in Section 4.10(c), any Material Contracts); provided, however, that at no time after the date hereof, other than prior to the Closing in the ordinary course of business consistent with past practice, may any member of the Seller Group dispose of any assets or properties (or terminate any Material Contracts) without the Buyer’s prior written consent; provided, further, that the applicable member of the Seller Group shall pay to the Buyer all proceeds from any such disposition promptly following the consummation of such disposition), should have been a Purchased Asset (an “Additional Asset Notice”). In the event the Buyer delivers an Additional Asset Notice and such asset, property or right is still owned or held by any member of the Seller Group, then such asset, property or right set forth on the Additional Asset Notice shall be deemed a Purchased Asset and the parties shall take all actions necessary to cause such assets, properties or rights to be assigned, transferred, conveyed and delivered to the Buyer or any of its Designated Affiliates. If any such asset, property or right is no longer owned or held by a member of the Seller Group, the Sellers shall promptly notify the Buyer that such asset, property or right cannot be assigned, transferred, conveyed or delivered.  For purposes of clarification, Section 4.10(d) provides the exclusive means by which the Buyer may include an Additional Contract as an Assigned Contract and by which an Additional Contract may be deemed a Purchased Asset.

Section 1.2.Excluded Assets.  The Buyer expressly understands and agrees that it is not purchasing or acquiring the following assets and properties (collectively, the “Excluded Assets”):

(a)all refunds for Taxes (i) relating to the Purchased Assets with respect to a Pre-Closing Tax Period (which Taxes include, by way of example and not limitation, real and personal property Taxes), and (ii) of any member of the Seller Group, any equityholder of any Seller or any other Affiliate of any Seller (including, without limitation, any refund of Taxes due any member of the Seller Group, any equityholder of any Seller or any other Affiliate of any Seller pursuant to Section 7519 of the Code);

(b)any Contract to which any member of the Seller Group is a party or is bound other than the Assigned Contracts; provided, that, for the avoidance of doubt, all of the Retirement Benefit Agreements and Hedge Contracts (as well as any amounts owed to any member of the Seller Group upon the termination of any Hedge Contract pursuant to Section 1.7(a)(viii) herein) are Excluded Assets;

(c)all assets, properties and rights used by a member of the Seller Group solely in its businesses other than the Business or set forth on Section 1.2(c) of the Disclosure Schedules;

(d)all assets attributable to Benefit Plans (including, without limitation, any assets held in a rabbi trust organized by or for any member of the Seller Group or any of its employees);

(e)the corporate seals, organizational documents, minute books, Tax Returns, books of account or other records having to do with the corporate organization of any member of the Seller Group;

(f)all (i) Insurance Policies and, subject to Section 4.13(b), all rights to applicable claims and proceeds thereunder, and (ii) all life insurance policies owned by or for the benefit of any member of the Seller Group (including, without limitation, any life insurance policies held in a rabbi trust organized by or for any member of the Seller Group or any of its employees);

(g)all Employee Records;

(h)the 2017 Audi Q7 Prestige SUV, the 2016 Toyota Highlander SUV, the 2010 Lincoln MKS, and the 2016 Hyundai Equus owned by Caito and used by certain of its executives;

(i)the rights which accrue or will accrue to any Seller under the Transaction Documents; and

(j)the assets and properties set forth on Section 1.2(j) of the Disclosure Schedules.

At any time prior to the Closing the Buyer may deliver a single notice to the Sellers setting forth that any assets, properties or rights of the Seller Group that would otherwise have been a Purchased Asset will instead not be assigned, transferred, conveyed or delivered to the Buyer or any of its Designated Affiliates at the Closing and will instead be an Excluded Asset (an “Excluded Asset Notice”); provided, however, the Buyer may not exclude any Assigned Contract, or exclude any other asset that would be a Purchased Asset if the exclusion of such asset would cause either or both Sellers to incur any costs or liability that exceed $50,000 when taking into account the costs or liabilities of all assets identified on the Excluded Asset Notice, without the prior written consent of the Sellers’ Representative. In the event the Buyer delivers an Excluded Asset Notice, and the approval of the Sellers’ Representative is obtained, to the extent required, then such asset, property or right set forth on the Excluded Asset Notice shall be deemed an Excluded Asset and the parties shall take all actions necessary to cause such assets, properties or rights to be treated as an Excluded Asset for purposes of this Agreement.

Section 1.3.Assumed Liabilities.  Subject to the terms and conditions set forth herein, at the Closing the Buyer will assume and agree (or cause one or more of its Designated Affiliates to assume and agree) to pay, perform and discharge only the following Liabilities of the Seller Group:  (a) all Liabilities in respect of the Assigned Contracts (other than, if the Construction Contract is an Assigned Contract, the Construction Contract), but only to the extent that such Liabilities (i) arise after Closing; and (ii) do not relate to any breach, default or violation by a member of the Seller Group on or prior to the Closing; (b) the Trade Accounts Payable; (c) the Outstanding Check Balances; (d) Liabilities with respect to accrued but unused vacation time or sick time, subject to the limits set forth in Section 4.18(b), which each Continuing Employee is eligible to take pursuant to the paid time off policies of the Sellers applicable to such Continuing Employee immediately prior to the Closing; provided that, such vacation time or sick time shall be subject to, and used in accordance with, the paid time off policies applicable to such Continuing Employee following the Closing (collectively, the “Assumed Liabilities”).

Section 1.4.Excluded Liabilities.  The Buyer will not assume and will not be responsible (and no Designated Affiliate will assume or be responsible) to pay, perform or discharge any Liabilities of any member of the Seller Group or any other Seller Affiliate of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”).  Without limiting the generality of the foregoing, the Excluded Liabilities include, but are not limited to, the following:

(a)any Liabilities of any member of the Seller Group arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents or the Transaction, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(b)any Liabilities for Taxes (i) relating to the Purchased Assets with respect to a Pre-Closing Tax Period (which Taxes include, by way of example and not limitation, real  and personal property Taxes), and (ii) of any member of the Seller Group, any equityholder of any Seller or any other Affiliate of any Seller, including, without limitation, any Taxes imposed pursuant to Section 7519 of the Code;

(c)any Liabilities relating to or arising out of the Excluded Assets;

(d)any Liabilities arising out of, relating to or otherwise in respect of the ownership or operation of the Business or the Purchased Assets prior to Closing;

(e)any Liabilities arising out of, relating to or otherwise in respect of any products manufactured or sold or any service performed by any member of the Seller Group or any other Seller Affiliate;

(f)except as provided in Section 1.3 above, any Liabilities with respect to the Benefit Plans, arising at any time whether prior to or following the Closing Date, including but not limited to, Liabilities arising from income or excise Tax assessments, participant benefit claims, or fiduciary conduct or arising under ERISA or the Code;

(g)except as provided in Section 1.3 above, any Liabilities with respect to any current or former employee, officer, director, independent contractor, consultant or other service provider of any member of the Seller Group or any Seller Affiliate arising at any time whether prior to or following the Closing Date relating to (i) any employment, consulting or other service relationship with such member of the Seller Group or such other Seller Affiliate; (ii) the termination of any employment, consulting or other service relationship with such member of the Seller Group or such Seller Affiliate (including, but not limited to, any obligation or Liability of any member of the Seller Group under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law (the “WARN Act”) resulting from, arising out of or otherwise with respect to any action taken on or prior to the Closing other than any action taken by the Sellers to comply with their obligations in the first sentence of Section 4.18(b); provided, that any such WARN Act obligation or Liability arising out of the Buyer’s failure to offer employment at the Closing to employees of the Sellers in compliance with its obligation in Section 4.18(a) shall not be an Excluded Liability; or (iii) indemnification or similar obligations, including, without limitation, any Liability arising out of or relating to any act or omission by any member of the Seller Group, any violation of or non-compliance with or obligation arising under any applicable Law respecting employment, compensation or benefits, and any and all costs, or other Liabilities for severance pay (whether or not triggered by virtue of the transactions contemplated by this Agreement), vacation pay, sick pay, health and medical claims and requests for reimbursements, and similar and other benefits, relating to any period of employment with any member of the Seller Group or any other Seller Affiliate, whether arising as a matter of Contract, Law or otherwise;

(h)any Liabilities or claims arising under or relating to Environmental Laws, Environmental Permits or Hazardous Materials relating to the Purchased Assets to the extent relating to conditions, circumstances, events or facts first arising prior to the Closing or the ownership or operation of the Business prior to the Closing;

(i)any Liabilities of the Business relating to or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders issued by the Business’s customers to any member of the Seller Group on or before the Closing that: (i) do not constitute part of the Purchased Assets; (ii) did not arise in the ordinary course of business; or (iii) are not validly and effectively assigned to the Buyer pursuant to this Agreement;

(j)any Liabilities under any Contracts: (i) that are not validly and effectively assigned to the Buyer pursuant to this Agreement; or (ii) to the extent such Liabilities arise out of or relate to a breach by any member of the Seller Group or any other Seller Affiliate of such Contracts prior to Closing;

(k)any Liabilities under (i) any Assigned Contract arising out of, relating to or otherwise in respect of the performance of such Assigned Contract or activities that occurred prior to Closing or (ii) the Construction Contract arising out of, relating to or otherwise in respect of the performance of the Construction Contract prior to its assignment to the Buyer or its Designated Affiliate, whether pursuant to and in accordance with an Assignment Document or the Owner’s Representative Agreement; provided, that “Excluded Liabilities” shall include all Liabilities that Caito retains under the Owner’s Representative Agreement (including, without limitation, the obligation to pay all amounts due under the Construction Contract, including retainage, to ESI) following such an assignment to the Buyer or its Designated Affiliate;

(l)any Liabilities associated with any Indebtedness of the Business or any member of the Seller Group;

(m)any Liabilities arising out of, in respect of or in connection with the failure by any member of the Seller Group to comply with any Law or Governmental Order;

(n)any Liabilities arising out of, in respect of or in connection with The Fresh Kitchen, but solely to the extent such Liabilities relate to any period prior to the Final Completion;

(o)any Liabilities associated with or relating to Transaction Expenses; and

(p)any Liabilities described on Section 1.4(p) of the Disclosure Schedules.

Section 1.5.Purchase Price; Payments at Closing.  Subject to adjustment pursuant to Section 1.6 and the contingent payments described in Section 1.9, the aggregate purchase price payable by the Buyer (the “Purchase Price”), shall be an amount equal to:

(a)$217,500,000 (the “Base Purchase Price”);

(b)plus $3,039,554;

(c)either plus the Closing Date Working Capital Excess or minus the Closing Date Working Capital Shortfall, as the case may be; and

(d)either plus the Cash Balance Excess or minus the Cash Balance Shortfall, as the case may be.

Section 1.6.Closing Working Capital Adjustment.

(a)No later than five Business Days prior to the scheduled Closing Date, the Sellers’ Representative shall deliver to the Buyer a statement, substantially in the form attached hereto as Exhibit A (the “Preliminary Closing Statement”), together with reasonably detailed supporting information, setting forth the Sellers’ reasonable and good faith estimates of: (i) the Closing Indebtedness (the “Estimated Closing Indebtedness”), which shall include the aggregate amount of Indebtedness specified in the Payoff Letters, (ii) the Closing Working Capital, (iii) either the resulting Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as the case may be, (iv) the Cash Balances, (v) the Outstanding Check Balances, (vi) either the resulting Cash Balance Excess or Cash Balance Shortfall, as the case may be, (vii) (x) the Transaction Expenses (the “Estimated Transaction Expenses”) and (y) the wire transfer instructions for each payee thereof and the portion of the Transaction Expenses payable to such payee, (viii) the Escrow Amount and (ix) the Closing Payment, using the amounts of the Estimated Closing Indebtedness, the Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as applicable, the Cash Balance Excess or Cash Balance Shortfall, as applicable, and the Estimated Transaction Expenses, in each case, as provided in the Preliminary Closing Statement (the estimated amount determined pursuant to this Section 1.6(a), the “Estimated Closing Payment”).  Prior to the Closing Date, the Sellers shall review and consider in good faith any reasonable comments proposed by the Buyer in good faith with respect to the Preliminary Closing Statement.  To the extent the Sellers and the Buyer are unable to resolve any disputes with respect to any item set forth on the Preliminary Closing Statement prior to the Closing Date, for purposes of the payment to be made by the Buyer pursuant to Section 1.7, the amount of such item shall be equal to an amount that is the arithmetic average of the amount of such item proposed by the Buyer and the amount of such item set forth in the Preliminary Closing Statement.  The Buyer shall have the right to rely on the information set forth in the Preliminary Closing Statement, including with respect to the allocation and payment of the Transaction Expenses.

(b)Within 90 days after the Closing Date, the Buyer shall prepare and deliver to the Sellers’ Representative a statement prepared in good faith, together with reasonably detailed supporting information, substantially in the form attached hereto as Exhibit A (the “Adjusted Closing Statement”), setting forth the Buyer’s determination of: (i) the Closing Indebtedness, (ii) the Closing Working Capital, (iii) either the resulting Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as the case may be, (iv) the Cash Balances, (v) the Outstanding Check Balances, (vi) either the resulting Cash Balance Excess or Cash Balance Shortfall, as the case may be, (vii) the Transaction Expenses, (viii) the Escrow Amount and (ix) the Closing Payment, using the amounts of Closing Indebtedness, Transaction Expenses, the Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as applicable, and the Cash Balance Excess or Cash Balance Shortfall, as applicable.

(c)At all reasonable times during the 60 days immediately following the Sellers’ Representative’s receipt of the Adjusted Closing Statement (the “Objection Deadline”), the Sellers’ Representative and its Representatives shall be permitted, at the sole cost and expense of the Sellers, to review the records of the Business (solely to the extent relating to the Adjusted Closing Statement and/or the adjustment of the Purchase Price set forth in this Section 1.6) reasonably requested by the Sellers’ Representative in connection with its review of the Adjusted Closing Statement.  The Buyer shall cooperate (and shall cause its Representatives to cooperate) with the Sellers’ Representative to enable him and the Representatives of the Sellers to review the Adjusted Closing Statement, including, without limitation, making reasonably available books, records, work papers and personnel relating to the Adjusted Closing Statement and any amounts reflected on the Adjusted Closing Statement or reasonably required in order to verify such amounts, in each case, subject to customary confidentiality protection and solely to the extent needed to review the Adjusted Closing Statement; provided that such access shall only be afforded during normal business hours, under the supervision of the Buyer’s personnel and in such a manner as not to interfere with the Buyer’s operations.  Notwithstanding the foregoing, if the Sellers file a lawsuit seeking to require the Buyer to comply with its obligations under this Section 1.6 to provide the Sellers with prompt reasonable access to books and records so that the Sellers may adequately and thoroughly review the Adjusted Closing Statement, the Objection Deadline shall be extended for a period of 60 days following the date such lawsuit is filed (the “Objection Deadline Extension Period”).  To the extent that such lawsuit to require the Buyer to comply with its obligations to provide access to books and records under this Section 1.6 is not finally resolved or dismissed within the Objection Deadline Extension Period, the Objection Deadline Extension Period shall be automatically extended until such time as the lawsuit is finally resolved or dismissed.  Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be required to disclose any information to the Sellers’ Representative or any Representative of a Seller if such disclosure would, in the Buyer’s sole discretion, (i) result in the forfeiture or waiver of any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement; provided that the Buyer shall use commercially reasonable efforts to share any portion of information withheld pursuant to clauses (i) and (ii) in a manner so as to prevent any competitive harm or preserve any applicable privilege or compliance with Law.  When accessing any of the Buyer’s properties, the Sellers’ Representative, each Seller and any of their respective authorized Representatives shall comply with all of the Buyer’s safety and security requirements for the applicable property.

(d)The Sellers’ Representative shall deliver to the Buyer by the Objection Deadline either a notice indicating that the Sellers accept the Adjusted Closing Statement (“Notice of Acceptance”) or a statement describing in reasonable detail its objections to the Adjusted Closing Statement (“Notice of Disagreement”).  Any Notice of Disagreement shall specify those items or amounts to which the Sellers object and shall set forth the Sellers’ calculation of such amounts based on such objections.  If the Sellers’ Representative delivers to the Buyer a Notice of Acceptance, or the Sellers’ Representative does not deliver a Notice of Disagreement by the Objection Deadline, then, effective as of either the date of delivery of such Notice of Acceptance or as of the end of the Objection Deadline, as the case may be, the Adjusted Closing Statement shall be deemed to be the Final Closing Statement.  If the Sellers’ Representative timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute, and all other matters included in the Adjusted Closing Statement shall be final and binding upon the Buyer and the Sellers; provided, however, that if the resolution of any matter specified in the Notice of Disagreement affects an undisputed component of the Adjusted Closing Statement, such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be deemed to be in dispute to the extent so affected.

(e)The Sellers’ Representative and the Buyer shall first use commercially reasonable efforts to resolve any objection set forth on a Notice of Disagreement.  Any resolution by the Sellers’ Representative and the Buyer as to such objections shall be final and binding on the parties hereto.  If the Sellers’ Representative and the Buyer do not reach a resolution of all objections set forth on the Notice of Disagreement within 45 days after delivery of such Notice of Disagreement, the Sellers and the Buyer shall, within 45 days following the expiration of such 45-day period, engage a Neutral Accountant, pursuant to an engagement agreement executed by the Sellers’ Representative, the Buyer and the Neutral Accountant, to resolve any unresolved objections.  The Neutral Accountant shall be instructed to review this Agreement (including this Section 1.6), as well as the Adjusted Closing Statement and the Notice of Disagreement and any other materials requested by the Neutral Accountant, and to only resolve the unresolved objections in accordance with the terms of this Agreement.  The Neutral Accountant shall be instructed to base its determination solely on written submissions by the Buyer and the Sellers’ Representative and the terms of this Agreement, and not to otherwise investigate such matters independently.  The Buyer and the Sellers’ Representative shall direct the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the unresolved objections and the calculation of the Purchase Price within 45 days from the date the unresolved objections were submitted to the Neutral Accountant, and such final determination of the Neutral Accountant of any unresolved objections, together with any undisputed component of the Adjusted Closing Statement, taking into account any adjustment thereto as a result of any determination by the Neutral Accountant, shall be deemed the Final Closing Statement.  During the 45-day review by the Neutral Accountant, the Buyer and the Sellers shall, and shall cause each other member of the Seller Group to, make available to the Neutral Accountant such individuals, information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.  In resolving any unresolved objections, the Neutral Accountant (i) shall be bound by the terms of this Agreement (including the provisions of this Section 1.6 and the definitions of Closing Working Capital, Closing Indebtedness and Transaction Expenses and the definitions of any other terms set forth herein and relevant to resolving the unresolved objections), (ii) shall limit its review to the unresolved objections submitted to the Neutral Accountant for resolution and not otherwise investigate matters independently and (iii) shall further limit its review of the unresolved objections solely to whether the Adjusted Closing Statement has been prepared in accordance with the terms of this Section 1.6 or contains any mathematical or clerical error.  The determination of any unresolved objections cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any such item in the Adjusted Closing Statement or the Notice of Disagreement.  The resolution by the Neutral Accountant of the unresolved objections shall be final and binding upon the Sellers and the Buyer.  The Sellers and the Buyer agree that the procedure set forth in this Section 1.6 for resolving disputes with respect to the Adjusted Closing Statement shall be the sole and exclusive method for resolving any such disputes.  The fees and expenses of the Neutral Accountant shall be allocated between the Sellers and the Buyer based upon the percentage that the portion of the aggregate contested amount not awarded to each party bears to the aggregate amount actually contested by such party, as determined by the Neutral Accountant.

(f)The Adjusted Closing Statement shall be deemed to be the Final Closing Statement for the purposes of this Section 1.6 upon the earliest of (x) the delivery by the Sellers’ Representative of the Notice of Acceptance or the failure of the Sellers’ Representative  to deliver the Notice of Disagreement by the Objection Deadline pursuant to Section 1.6(c), (y) the resolution of all disputes by the Sellers’ Representative and the Buyer pursuant to Section 1.6(e) and (z) the resolution of all disputes pursuant to Section 1.6(e) by the Neutral Accountant.  Within five Business Days after the Final Closing Statement becomes or is deemed final and binding on the parties hereto, an adjustment to the Closing Payment and a payment by wire transfer in respect thereof described below shall be made as follows:

(i)If the Estimated Closing Payment is less than the Closing Payment as shown on the Final Closing Statement (such difference, the “Deficiency”), the Buyer shall pay to each Seller an amount equal to (1) such Seller’s Pro-Rata Share multiplied by (2) the amount of such Deficiency, by wire transfer of immediately available funds.

(ii)If the Estimated Closing Payment is greater than the Closing Payment as shown on the Final Closing Statement (such difference, the “Excess”), the Sellers shall pay to the Buyer the amount of such Excess, by wire transfer of immediately available funds.

(iii)Any payment required to be made by the Sellers or the Buyer pursuant to this Section 1.6(f) shall bear interest from the Closing Date through the date of payment at the interest rate per annum equal to the prime rate as published in The Wall Street Journal on the Closing Date.

(iv)If the delivery deadline date for the Adjusted Closing Statement or the Objection Deadline is a day that is not a Business Day, the applicable delivery deadline date shall be the immediately following Business Day.

Section 1.7.Transactions to be Effected at the Closing.

(a)At the Closing, the Sellers shall deliver to the Buyer or one or more of its Designated Affiliates, as applicable:

(i)(x) a bill of sale, assignment and assumption agreement, intellectual property assignments (including a patent assignment and trademark assignment), and the other assignments, certificates and other appropriate documents of transfer, including assignments related to the Assigned Contracts, transferring the Purchased Assets to the Buyer (or one or more of its Designated Affiliates) and (y) a special warranty deed (or local equivalent) (each, a “Deed”) transferring fee simple title to each parcel of the Transferred Real Property to the Buyer (or one or more of its Designated Affiliates), in the forms attached hereto as Exhibit B (the “Assignment Documents”), in each case, duly executed and acknowledged by the Sellers and the other applicable members of the Seller Group;

(ii)a Restrictive Covenants Agreement, duly executed by each Person set forth on Section 9.07 of the Disclosure Schedules;

(iii)the Escrow Agreement, duly executed by each Seller and the Escrow Agent;

(iv)a certificate, duly executed by each Seller, of such Seller’s non-foreign status in a form and manner that complies with Section 1445 of the Code and the Treasury Regulations promulgated thereunder and a duly executed IRS Form W-9 claiming a complete exemption from backup withholding;

(v)a certificate, duly executed by the Secretary or Assistant Secretary of each Seller, certifying (A) that each of the conditions set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c) and Section 5.2(d) have been satisfied, (B) that attached thereto are true and complete copies of all resolutions adopted by the board of directors and shareholders of such Seller authorizing the execution, delivery and performance of this Agreement and any Transaction Documents to which such Seller is party and the consummation of the Transaction, (C) that all such resolutions are in full force and effect on the date hereof and are all the resolutions adopted in connection with the Transaction, and (D) the names and signatures of the officers of such Seller authorized to sign this Agreement, the Transaction Documents and all other documents to be delivered hereunder and thereunder;

(vi)such other instruments of transfer, assumption, filings or documents (including, but not limited to, gap indemnities, owner’s affidavits and such other documents as may be necessary or appropriate for purposes of recordation of each Deed or as otherwise reasonably requested by the Title Company in order to consummate the transaction contemplated hereby and issue the Title Policies, as defined in Section 4.19 below), in form and substance reasonably satisfactory to the Sellers and the Buyer, as may be required to give effect to this Agreement and the Transaction Documents;

(vii)a good standing certificate with respect to each Seller issued by the applicable Governmental Authority, dated within five days of the Closing;

(viii)written evidence, in a form and substance reasonably satisfactory to the Buyer, of (A) the release of all Liens other than Permitted Liens on any Purchased Assets, (B) payoff letters (“Payoff Letters”) from each lender of the Indebtedness, in form and substance reasonably satisfactory to the Buyer, evidencing the aggregate amount of such Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any penalties, breakage costs, fees and premiums associated with the repayment of such Indebtedness at the Closing) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Indebtedness shall be repaid in full and that all Liens affecting any Purchased Asset will be released and (C) the termination of all Hedge Contracts and the release of all Liens existing pursuant thereto or in connection therewith;

(ix)releases, in form and substance reasonably satisfactory to the Buyer, from the individuals set forth on Section 1.7(a)(ix) of the Disclosure Schedules for all Liabilities resulting from, arising out of, in connection with, or otherwise with respect to the Retirement Benefit Agreements;

(x)written evidence, in form and substance reasonably satisfactory to the Buyer, that ESI has included the Buyer as a named insured under all insurance policies that ESI maintains, or is required to maintain, pursuant to the Construction Contract;

(xi)the Construction Contract Security Documents, duly executed by the Sellers and other parties thereto;

(xii)a certificate, duly executed by an officer of Caito, certifying that Caito has implemented cost saving measures that will reduce, on an aggregate basis over a period of twelve consecutive months from the date such cost saving measures are implemented, operating cost of the Business equal to no less than $756,000, which certificate shall identify, to the reasonable satisfaction of the Buyer, such cost savings measures;

(xiii)if Final Completion has not occurred prior to the Closing, the Owner’s Representative Agreement, duly executed by the Sellers and by ESI;

(xiv)a Caito Name Usage Agreement, duly executed by each Person set forth on Section 9.08 of the Disclosure Schedules; and

(xv)an Employment Agreement, duly executed by each Person set forth on Section 1.7(a)(xv) of the Disclosure Schedules.

(b)At the Closing, the Buyer shall deliver to each Seller:

(i)an amount equal to (x) such Seller’s Pro-Rata Share multiplied by (y) the Estimated Closing Payment, by electronic funds transfer to an account of such Seller designated in writing  by the Sellers’ Representative to the Buyer no later than three Business Days prior to the Closing Date;

(ii)the Escrow Amount to an account of the Escrow Agent in accordance with an escrow agreement among the Buyer, the Sellers, the Sellers’ Representative and the Escrow Agent, substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”);

(iii)the Assignment Documents to which the Buyer is a party, duly executed by the Buyer;

(iv)a certificate, duly executed by the Secretary or Assistant Secretary of the Buyer, certifying (A) that each of the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(d) have been satisfied, (B) that attached thereto are true and complete copies of all resolutions adopted by the board of directors and shareholders of the Buyer authorizing the execution, delivery and performance of this Agreement and any Transaction Documents to which the Buyer is party and the consummation of the Transaction, (C) that all such resolutions are in full force and effect on the date hereof and are all the resolutions adopted in connection with the Transaction, and (D) the names and signatures of the officers of the Buyer authorized to sign this Agreement, the Transaction Documents and all other documents to be delivered hereunder and thereunder;

(v)such other instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Sellers, as may be required to give effect to this Agreement and the Transaction Documents;

(vi)the Escrow Agreement, duly executed by the Buyer; and

(vii)if Final Completion has not occurred prior to the Closing, the Owner’s Representative Agreement, duly executed by the Buyer.

(c)At the Closing, the Buyer shall deliver on behalf of the Sellers, (i) an amount equal to the aggregate Estimated Closing Indebtedness, in each case in the amounts and to such account or accounts as specified in the Payoff Letters (if applicable) and (ii) an amount necessary to satisfy all obligations of all members of the Seller Group under the Hedge Contracts in connection with the termination thereof at the Closing, to the applicable Persons pursuant to the Hedge Contracts.

(d)At the Closing, the Buyer shall deliver on behalf of the Sellers, an amount equal to the aggregate Estimated Transaction Expenses, to the applicable payees thereof, as specified in the Preliminary Closing Statement.

Section 1.8.Closing.  The closing (the “Closing”) of the Transaction shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, at 10:00 a.m., Eastern Time, or, if the parties agree, remotely via the exchange of documents and signatures electronically, on the fifth Business Day after all of the conditions to Closing set forth in Article V are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other time, date or place as the Sellers and the Buyer may mutually agree upon in writing (the “Closing Date”).  The effective time of the Closing shall be 12:01 a.m. on the Closing Date.

Section 1.9.Additional Payments.

(a)Fresh Kitchen Additional Payments.  In addition to the Purchase Price and any payments to be made pursuant to Section 1.9(b), the Buyer will make the following payments subject to the terms and conditions of this Section 1.9(a):

(i)for each of the Buyer’s 2017, 2018 and 2019 fiscal years, if the Fresh Kitchen EBITDA for each such fiscal year equals or exceeds 85% of the Fresh Kitchen EBITDA Threshold for such fiscal year, the Buyer shall pay to Caito a payment for each such fiscal year equal to the product of (x) the Fresh Kitchen Annual Payment Target for such fiscal year and (y) (1) the Fresh Kitchen EBITDA for such fiscal year as finally determined in accordance with this Section 1.9, divided by (2) the Fresh Kitchen EBITDA Threshold for such fiscal year; provided, that, for purposes of this Section 1.9(a)(i), the amount calculated pursuant to the immediately preceding clause (y), when expressed as a percentage, shall not exceed 115%;

(ii)if the aggregate Fresh Kitchen EBITDA for the Buyer’s 2017, 2018 and 2019 fiscal years equals or exceeds 85% of the Cumulative Fresh Kitchen EBITDA Threshold, the Buyer shall pay to Caito a payment equal to the product of (x) $2,500,000 and (y) (1) the aggregate Fresh Kitchen EBITDA for the Buyer’s 2017, 2018 and 2019 fiscal years, in each case, as finally determined in accordance with this Section 1.9, divided by (2) the Cumulative Fresh Kitchen EBITDA Threshold; provided, that, for purposes of this Section 1.9(a)(ii), the amount calculated pursuant to the immediately preceding clause (y), when expressed as a percentage, shall not exceed 115%; and

(iii)the Buyer shall make the payments required pursuant to (x) Section 1.9(a)(i) (1) with respect to the Fresh Kitchen EBITDA for the Buyer’s 2017 fiscal year, at the later of (i) March 15, 2018 and (ii) five Business Days after the Fresh Kitchen EBITDA for such fiscal year is finally determined in accordance with this Section 1.9; (2) with respect to the Fresh Kitchen EBITDA for the Buyer’s 2018 fiscal year, at the later of (i) March 15, 2019 and (ii) five Business Days after the Fresh Kitchen EBITDA for such fiscal year is finally determined accordance with this Section 1.9; and (3) with respect to the Fresh Kitchen EBITDA for the Buyer’s 2019 fiscal year, at the later of (i) March 15, 2020 and (ii) five Business Days after the Fresh Kitchen EBITDA for such fiscal year is finally determined accordance with this Section 1.9 and (y) Section 1.9(a)(ii) at the later of (1) March 15, 2020 and (2) five Business Days after the Fresh Kitchen EBITDA for fiscal year 2019 is finally determined in accordance with this Section 1.9.

(b)Other Business Additional Payments.  In addition to the Purchase Price and any payments to be made pursuant to Section 1.9(a), the Buyer will make the following payments subject to the terms and conditions of this Section 1.9(b):

(i)for each of the Buyer’s 2017 and 2018 fiscal years, if the Other Business EBITDA for such fiscal year equals or exceeds 90% of the Other Business EBITDA Threshold for such fiscal year, the Buyer shall pay to Caito a payment equal to the product of (x) the Other Business Annual Payment Target for such fiscal year and (y) (1) the Other Business EBITDA for such fiscal year as finally determined in accordance with this Section 1.9, divided by (2) the Other Business EBITDA Threshold for such fiscal year; provided, that, for purposes of this Section 1.9(b)(i), the amount calculated pursuant to the immediately preceding clause (y), when expressed as a percentage, shall not exceed 110%;

(ii)if the aggregate Other Business EBITDA for the Buyer’s 2017 and 2018 fiscal years equals or exceeds 90% of the Cumulative Other Business EBITDA Threshold, the Buyer shall pay to Caito a one-time payment equal to the product of (x) $3,000,000 and (y) (1) the aggregate Other Business EBITDA for the Buyer’s 2017 and 2018 fiscal years, in each case, as finally determined in accordance with this Section 1.9, divided by (2) the Cumulative Other Business EBITDA Threshold; provided, that, for purposes of this Section 1.9(b)(ii), the amount calculated pursuant to the immediately preceding clause (y), when expressed as a percentage, shall not exceed 110%;  and

(iii)the Buyer shall make the payments required pursuant to (x) Section 1.9(b)(i) (1) with respect to the Other Business EBITDA for the Buyer’s 2017 fiscal year, at the later of (i) March 15, 2018 and (ii) five Business Days after the Other Business EBITDA for such fiscal year is finally determined in accordance with this Section 1.9; and (2) with respect to the Other Business EBITDA for the Buyer’s 2018 fiscal year, at the later of (i) March 15, 2019 and (ii) five Business Days after the Other Business EBITDA for such fiscal year is finally determined accordance with this Section 1.9 and (y) Section 1.9(b)(ii) at the later of (1) March 15, 2019 and (2) five Business Days after the Fresh Kitchen EBITDA for fiscal year 2018 is finally determined in accordance with this Section 1.9.

(c)Within 60 days of the end of: (i) each of the Buyer’s 2017 and 2018 fiscal years, the Buyer will prepare and deliver to the Sellers’ Representative a statement setting forth the Buyer’s calculation of the Fresh Kitchen EBITDA and Other Business EBITDA for such fiscal year and (ii) the Buyer’s 2019 fiscal year, the Buyer will prepare and deliver to the Sellers’ Representative a statement setting forth the Buyer’s calculation of the Fresh Kitchen EBITDA for such fiscal year, in each case, together with reasonably detailed supporting documentation sufficient to enable the Sellers’ Representative to review the accuracy of the calculation in accordance with the terms of this Agreement (the “Determination Notice”).  Upon delivery of a Determination Notice, the Buyer shall provide the Sellers and their Representatives with prompt reasonable access at reasonable times and upon reasonable advance notice to such books, records and Representatives of the Buyer as are reasonably necessary for the Sellers to review, analyze and/or verify the Fresh Kitchen EBITDA and the Other Business EBITDA set forth in the Determination Notice.

(d)At all reasonable times during the 60 days immediately following the Sellers’ Representative’s receipt of the Determination Notice (the “Deadline Date”), the Sellers’ Representative and its Representatives shall be permitted, at the sole cost and expense of the Sellers, to review the records of the Business (solely to the extent relating to the Determination Notice and any payments to be made pursuant to Section 1.9(a)) reasonably requested by the Sellers’ Representative in connection with its review of the Determination Notice.  The Buyer shall cooperate (and shall cause its Representatives to cooperate) with the Sellers’ Representative to enable him and the Representatives of the Sellers to review the Determination Notice, including, without limitation, making reasonably available books, records, work papers and personnel relating to the Determination Notice and any amounts reflected on the Determination Notice or reasonably required in order to verify such amounts, in each case, subject to customary confidentiality protection and solely to the extent needed to review the Determination Notice; provided that such access shall only be afforded during normal business hours, under the supervision of the Buyer’s personnel and in such a manner as not to interfere with the Buyer’s operations.  Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be required to disclose any information to the Sellers’ Representative or any Representative of a Seller if such disclosure would, in the Buyer’s sole discretion, (i) result in the forfeiture or waiver of any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement; provided that the Buyer shall use commercially reasonable efforts to share any portion of information withheld pursuant to clauses (i) and (ii) in a manner so as to prevent any competitive harm or preserve any applicable privilege or compliance with Law.  When accessing any of the Buyer’s properties, the Sellers’ Representative, each Seller, and any of their respective authorized Representatives shall comply with all of the Buyer’s safety and security requirements for the applicable property.  If the Sellers file a lawsuit seeking to require the Buyer to comply with its obligations under this Section 1.9 to provide the Sellers with prompt reasonable access to books and records so that the Sellers may prepare a Disagreement Notice, the Deadline Date shall be extended for a period of 60 days following the date such lawsuit is filed (the “Deadline Date Extension Period”).  To the extent that such lawsuit to require the Buyer to comply with its obligations to provide access to books and records under this Section 1.9 is not finally resolved or dismissed within the Deadline Date Extension Period, the Deadline Date Extension Period shall be automatically extended until such time as the lawsuit is finally resolved or dismissed.

(e)The Sellers’ Representative shall deliver to the Buyer by the Deadline Date either a notice indicating that the Sellers accept the Determination Notice and the amounts set forth therein (the “Notice of EBITDA Acceptance”) or a statement describing in reasonable detail its objections to the Determination Notice (the “Disagreement Notice”).  Any Disagreement Notice shall specify those items or amounts to which the Sellers object and shall set forth the Sellers’ calculation of such amounts based on such objections.  If the Sellers’ Representative delivers to the Buyer a Notice of EBITDA Acceptance, or the Sellers’ Representative does not deliver a Disagreement Notice by the Deadline Date, then, effective as of either the date of delivery of such Notice of EBITDA Acceptance or as of the end of the Deadline Date, as the case may be, the amounts set forth on the Determination Notice shall be deemed final and binding upon the Buyer and the Sellers.  If the Sellers’ Representative timely delivers a Disagreement Notice, only those matters specified in such Disagreement Notice shall be deemed to be in dispute, and all other matters included in the Determination Notice shall be final and binding upon the Buyer and the Sellers; provided, however, that if the resolution of any matter specified in the Disagreement Notice affects an undisputed component of the Determination Notice, such undisputed component shall, notwithstanding the failure to object to such component in the Disagreement Notice, shall be deemed to be in dispute to the extent so affected.

(f)The Sellers’ Representative and the Buyer shall first use commercially reasonable efforts to resolve any objection set forth on a Disagreement Notice.  Any resolution by the Sellers’ Representative and the Buyer as to such objections shall be final and binding on the parties hereto.  If the Sellers’ Representative and the Buyer do not reach a resolution of all objections set forth on the Disagreement Notice within 45 days after delivery of such Disagreement Notice, the Sellers and the Buyer shall, within 45 days following the expiration of such 45-day period, engage a Neutral Accountant, pursuant to an engagement agreement executed by the Sellers’ Representative, the Buyer and the Neutral Accountant, to resolve any unresolved objections.  The Neutral Accountant shall be instructed to review this Agreement (including this Section 1.9), as well as the Determination Notice and the Disagreement Notice and any other materials requested by the Neutral Accountant, and to only resolve the unresolved objections in accordance with the terms of this Agreement.  The Neutral Accountant shall be instructed to base its determination solely on written submissions by the Buyer and the Sellers’ Representative and the terms of this Agreement, and not to otherwise investigate such matters independently.  The Buyer and the Sellers’ Representative shall direct the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the unresolved objections and the calculation of the Fresh Kitchen EBITDA or the Other Business EBITDA within 45 days from the date the unresolved objections were submitted to the Neutral Accountant, and such final determination of the Neutral Accountant of any unresolved objections, together with any undisputed component of the Determination Notice, taking into account any adjustment thereto as a result of any determination by the Neutral Accountant, shall be deemed final and binding upon the Buyer and the Sellers.  During the 45-day review by the Neutral Accountant, the Buyer and the Sellers shall, and shall cause each other member of the Seller Group to, make available to the Neutral Accountant such individuals, information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.  In resolving any unresolved objections, the Neutral Accountant (i) shall be bound by the terms of this Agreement (including the provisions of this Section 1.9 and the definitions of Fresh Kitchen EBITDA, Fresh Kitchen Revenue and Fresh Kitchen Expenses, Other Business EBITDA, Other Business Revenue and Other Business Expenses and the definitions of any other terms set forth herein and relevant to resolving the unresolved objections), (ii) shall limit its review to the unresolved objections submitted to the Neutral Accountant for resolution and not otherwise investigate matters independently and (iii) shall further limit its review of the unresolved objections solely to whether the Fresh Kitchen EBITDA or the Other Business EBITDA, as applicable, as set forth on the Determination Notice has been prepared in accordance with the terms of this Section 1.9 or contains any mathematical or clerical error.  The determination of any unresolved objections cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any such item in the Notice of Determination or the Disagreement Notice.  The resolution by the Neutral Accountant of the unresolved objections shall be final and binding upon the Sellers and the Buyer.  The Sellers and the Buyer agree that the procedure set forth in this Section 1.9 for resolving disputes with respect to the Notice of Determination, the Fresh Kitchen EBITDA and the Other Business EBITDA shall be the sole and exclusive method for resolving any such disputes.  The fees and expenses of the Neutral Accountant shall be allocated between the Sellers and the Buyer based upon the percentage that the portion of the aggregate contested amount not awarded to each party bears to the aggregate amount actually contested by such party, as determined by the Neutral Accountant.

(g)From and after the Closing Date until (i) December 31, 2018, the Buyer shall operate the Business in good faith and in a commercially reasonable manner; (ii) December 31, 2019, the Buyer shall (x) operate the Fresh Kitchen in good faith and in a commercially reasonable manner and (y) not directly or indirectly, whether through asset sale, stock sale, merger or otherwise, sell, transfer or license all or any part of the Business unless the acquiring entity has expressly agreed in writing to assume Buyer’s obligation under this Section 1.9 and, to the extent the Buyer survives such transaction, it remains jointly and severally liable for such obligations in the event that the acquiring entity fails to honor such agreement.  The Buyer covenants to the Sellers that the Buyer will calculate the Fresh Kitchen EBITDA and the Other Business EBITDA in good faith and will not take any actions that are specifically intended to distort, reduce or diminish the Fresh Kitchen EBITDA or the Other Business EBITDA or the payments payable by the Buyer to the Sellers pursuant to this Section 1.9.  Fresh Kitchen EBITDA and Other Business EBITDA shall be calculated in accordance with the terms and conditions of this Agreement.

Section 1.10.Allocation of Purchase Price.   As soon as reasonably practicable following the Closing, the Buyer shall deliver to the Sellers’ Representative an allocation statement setting forth the Buyer’s allocation of the Purchase Price for Tax purposes pursuant to Section 1060 of the Code and any other applicable Tax Laws (as the same may be revised pursuant to the following sentence, the “Allocation Statement”).  In the event that the Purchase Price is adjusted pursuant to Section 1.6 or Section 1.9, the Buyer shall deliver to the Sellers’ Representative a revised Allocation Statement as soon as reasonably practicable following such adjustment.  Such allocation shall (a) not allocate an amount in excess of $100,000,000 to depreciable tangible property, (b) not allocate an amount in excess of book value (without reduction for reserves) to inventory and accounts receivable, or (c) not allocate an aggregate amount in excess of $3,000,000 to the Restrictive Covenant Agreement, the restrictive covenants set forth in Section 4.7 and the Caito Name Usage Agreement and (d) shall allocate the balance of the Purchase Price to intangible assets (including goodwill, trade names and customer relationships) other than non-competition agreements.  Except as otherwise required by Law, the Buyer and Sellers shall, and shall cause each other member of the Seller Group to, file all Tax Returns (such as IRS Form 8594 or any other forms or reports required to be filed pursuant to Section 1060 of the Code or any comparable provisions of Law (“Section 1060 Forms”)) in a manner that is consistent with the Allocation Statement and refrain from taking any action inconsistent therewith.  The Buyer and the Sellers shall cooperate in the preparation of Section 1060 Forms and file such Section 1060 Forms timely and in the manner required by applicable Law.  The Buyer and the Sellers agree to treat any payments made pursuant to Section 1.9 and the indemnification provisions of this Agreement as an adjustment to the Purchase Price for Tax purposes.

Article II

Representations and Warranties of THE SellerS

Except as set forth in the disclosure schedules delivered by the Sellers to the Buyer concurrently with the execution hereof (the “Disclosure Schedules”), the Sellers jointly and severally represent and warrant to the Buyer that the statements contained in this Article II are true and correct as of the date of this Agreement and as of the Closing Date.

Section 2.1.Authority of the Sellers.  Each Seller has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction.  The execution, delivery and consummation of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary action on the part of each member of the Seller Group, and no other action is necessary on the part of any member of the Seller Group to authorize the consummation of the transactions contemplated by the Transaction Documents.  This Agreement and the Transaction Documents to which each member of the Seller Group is or will be party have been, or when executed will be, duly executed and delivered by such member of the Seller Group, and (assuming due authorization, execution and delivery by the Buyer) this Agreement and such Transaction Documents constitute, or when executed will constitute, legal, valid and binding obligations of such member of the Seller Group, enforceable against such member of the Seller Group in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 2.2.Organization, Authority and Qualification of the Sellers.  Caito is a corporation, duly organized and validly existing under the Laws of the State of Indiana.  BRT is a corporation, duly organized corporation and validly existing under the Laws of the State of Indiana.  Each Seller has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted.  Each Seller is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 2.3.Subsidiaries.  Except as set forth on Section 2.3 of the Disclosure Schedules, no Seller owns, or has any interest in, any shares or other equity or ownership interest in any other Person.

Section 2.4.No Conflicts; Consents.  Neither the execution, delivery or performance by any Seller of this Agreement or any of the other Transaction Documents, nor the consummation of the Transaction, will, with or without the giving of notice or the lapse of time or both: (a) conflict with, result in a breach or violation of, or constitute a default under, accelerate the performance required by, or require notice to any Person under any term, conditions or provisions of the articles of incorporation or bylaws (or comparable charter or organizational documents) of any member of the Seller Group, (b) conflict with, or violate any Law or Governmental Order applicable to any member of the Seller Group, any Purchased Asset or the Business, (c) conflict with, result in a breach or violation of, or constitute a default under, accelerate the performance required by, terminate or accelerate, require notice to any Person, or give any third party the right to modify any obligation term, condition or provisions of any Assigned Contract, the Construction Contract or material Permit of any member of the Seller Group or (d) result in the creation of any Lien upon any Purchased Asset.  Except as set forth on Section 2.4 of the Disclosure Schedules, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any member of the Seller Group in connection with the execution and delivery of this Agreement and the other Transaction Documents to which such member of the Seller Group is a party and the consummation of the Transaction.

Section 2.5.Financial Statements.

(a)Complete and accurate copies of the (i) audited financial statements of Caito consisting of the balance sheet of Caito as of September 26, 2014, and September 25, 2015, and the related statements of income and retained earnings, equity and cash flow, for the years then ended (the “Caito Audited Financial Statements”) and (ii) unaudited financial statements consisting of the balance sheet of Caito as at September 30, 2016, and the related statements of income and retained earnings and equity for the fiscal year (52/53 week year) then ended (the “Caito Interim Financial Statements” and, together with the Caito Audited Financial Statements, the “Caito Financial Statements”) are each set forth on Section 2.5(a)(i) of the Disclosure Schedules.  The Caito Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Caito Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be material in amount) and each of which adjustments that could reasonably be expected to exceed $200,000 individually are set forth on Section 2.5(a)(ii) of the Disclosure Schedules and the absence of notes (that, if presented, would not differ materially from those presented in the Caito Audited Financial Statements).  The Caito Financial Statements were prepared from the books and records (which are complete and accurate) of Caito, all of which have been made available to the Buyer, and fairly present the financial condition of Caito as of the respective dates they were prepared and the results of the operations of Caito for the periods indicated.

(b)Complete and accurate copies of the (i) unaudited and un-reviewed financial statements of BRT as of December 31, 2013 and December 31, 2014, and the related statements of income and retained earnings, equity and cash flow, for the years then ended, and the reviewed financial statements of BRT as of December 31, 2015, and the related statements of income and retained earnings, equity and cash flow, for the year then ended (the forgoing, including the unaudited and un-reviewed financial statements and the reviewed financial statements being referred to as the “BRT Reviewed Financial Statements”) and (ii) unaudited financial statements consisting of the balance sheet of BRT as at September 30, 2016, and the related statements of income and retained earnings, equity and cash flow for the nine-month period then ended (the “BRT Interim Financial Statements” and, together with the BRT Reviewed Financial Statements, the “BRT Financial Statements”) are each set forth on Section 2.5(b)(i) of the Disclosure Schedules.  The BRT Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the BRT Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be material in amount) and each of which adjustments that could reasonably be expected to exceed $200,000 individually are set forth on Section 2.5(b)(ii) of the Disclosure Schedules and the absence of notes (that, if presented, would not differ materially from those presented in the BRT Reviewed Financial Statements).  The BRT Financial Statements were prepared from the books and records (which are complete and accurate) of BRT, all of which have been made available to the Buyer, and fairly present the financial condition of BRT as of the respective dates they were prepared and the results of the operations of BRT for the periods indicated.

(c)The Accounts Receivable are (i) valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice, (ii) not subject to valid defenses, set offs or counterclaims and (iii) subject to a reserve for bad debts expressly set forth on the Caito Interim Financial Statements and BRT Financial Statements or, with respect to Accounts Receivable arising after the date of the Caito Interim Financial Statements or BRT Interim Financial Statements, subject to a reserve for bad debts shown on the accounting records of Sellers calculated consistently with past practices, collectible within 60 days after billing at the full recorded amount thereof.  No further goods or services are required to be provided in order to complete the sales and to entitle the Buyer or its assignees to collect the Accounts Receivable in full, subject to reserves for bad debts, and none of the Accounts Receivable has been pledged or assigned to any Person.  Section 2.5(c) of the Disclosure Schedules sets forth the aggregate amount of Indebtedness of the Seller Group as of the date hereof.

Section 2.6.Undisclosed Liabilities.  No member of the Seller Group has any Liabilities with respect to the Business, except (a) those which are adequately reflected or reserved against in the Caito Audited Financial Statements or the BRT Reviewed Financial Statements, as applicable, in each case as of the date of such Caito Audited Financial Statements or BRT Reviewed Financial Statements, and (b) those which have been incurred in the ordinary course of business consistent with past practice since September 25, 2015 and which are not, individually or in the aggregate, material in amount.

Section 2.7.Absence of Certain Changes, Events and Conditions.  Except as set forth on Section 2.7 of the Disclosure Schedules, from (a) December 31, 2015 until the date of this Agreement, BRT has and (b) since September 25, 2015 until the date of this Agreement, the other members of the Seller Group have conducted the Business in the ordinary course consistent with past practices.  From September 25, 2015 until the date of this Agreement, no member of the Seller Group has taken any action that would not be permitted under Section 4.1 if such action were taken after the date hereof.  Since September 25, 2015, there has not been any event, occurrence or development that has had or is likely to result in a Material Adverse Effect.

Section 2.8.Material Contracts.

(a)Section 2.8(a) of the Disclosure Schedules lists each Contract of the following type (x) by which any of the Purchased Assets are bound or affected or (y) to which a member of the Seller Group is a party or by which a member of the Seller Group is bound in connection with the Business or the Purchased Assets (such contracts that are or are required to be set forth on Section 2.8(a) of the Disclosure Schedules, the “Material Contracts”):

(i)all Intellectual Property Agreements;

(ii)the Leases, Subleases, and any service or other Contracts concerning the occupancy, use, operation or management of the Transferred Property;

(iii)all Contracts involving payment to or by a member of the Seller Group in excess of $100,000 during the past six months or reasonably anticipated during the six-month period following Closing;

(iv)all Contracts that require a member of the Seller Group to purchase or sell a stated portion of the requirements or outputs of the Business or that contain minimum volume requirements or “take or pay” provisions;

(v)all Contracts (A) that provide for the indemnification of any Person or (B) that provide for the sharing or assumption of any Tax, environmental or other Liability of any Person;

(vi)all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(vii)all Contracts relating to or evidencing Indebtedness the granting of a Lien on any Purchased Asset;

(viii)all Contracts that grant a contractual counterparty “most favored nation” or similar status;

(ix)all Contracts that could reasonably be expected to require (or could reasonably be expected to require upon the happening of a contingency event) the disposition of any assets or line of business of a member of the Seller Group prior to the Closing, or by the Buyer or any of its Affiliates following the Closing or that could reasonably be expected to limit the ability of a Person to engage in any line of business or with any Person or in any geographic area or during any period of time;

(x)all broker, distributor, dealer, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(xi)all Contracts with any Governmental Authority;

(xii)all Contracts reflecting a settlement of any threatened or pending Actions;

(xiii)all Contracts with employees or independent contractors (the “Employee Contracts”);

(xiv)all joint venture, partnership or similar Contracts;

(xv)all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(xvi)all powers of attorney with respect to the Business or any Purchased Asset;

(xvii)all Hedge Contracts; and

(xviii)all other Contracts that are Assigned Contracts or that are material to the Purchased Assets or the operation of the Business and not previously disclosed pursuant to this Section 2.8.  A Contract shall not be considered “material” for purposes of this Section 2.8(a)(xviii) if the Contract (A) may be terminated by a member of the Seller Group upon not more than 60 days’ prior notice, and (B) requires payments to be made by any member of the Seller Group in an amount that does not exceed $100,000 during any 12-month period.

(b)Each Material Contract is valid and binding on the member or members of the Seller Group party to such Material Contract in accordance with its terms and is in full force and effect.  No member of the Seller Group nor, to Sellers’ Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice, written or verbal, of any intention to terminate or materially amend, any Material Contract.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Buyer.  There are no disputes pending or threatened under any Assigned Contract or the Construction Contract.

Section 2.9.Title to Purchased Assets.  The Seller Group, collectively, has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets.  All such Purchased Assets (including leasehold interests) are free and clear of all Liens except for Permitted Liens.

Section 2.10.Condition and Sufficiency of Assets.  The machinery, equipment, vehicles and all other items of tangible personal property included in the Purchased Assets are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets), are structurally sound, conform in all material respects to all Laws and Permits relating to their construction, use and operation and are adequate for the uses to which they are being put, and none of such items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs.  To the Sellers’ Knowledge, there are no facts or conditions affecting such Purchased Assets that could reasonably be expected to interfere in any material respect with the use or operation thereof following the Closing.  The Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.  Except as set forth in Section 2.10 of the Disclosure Schedules, none of the Excluded Assets described in Section 1.2(b), 1.2(c) or 1.2(j) are used in the Business.

Section 2.11.Insurance.  Section 2.11 of the Disclosure Schedules sets forth a list, as of the date hereof, of all material Insurance Policies.  Such Insurance Policies are in full force and effect and all premiums due on such Insurance Policies have been paid.  Section 2.11 of the Disclosure Schedules sets forth a list of all claims under any Insurance Policy in excess of $100,000 per occurrence filed by any Seller in the three years before the date of this Agreement.

Section 2.12.Legal Proceedings; Governmental Orders.

(a)Except as set forth on Section 2.12 of the Disclosure Schedules, there are no Actions pending or, to Sellers’ Knowledge, threatened against or by any member of the Seller Group materially affecting the Business or the Purchased Assets.  To Sellers’ Knowledge, no facts or circumstances exist that could give rise to or serve as a basis for any such Action.

(b)There are no Governmental Orders against or materially affecting any member of the Seller Group or any of their properties or assets, including the Purchased Assets.

Section 2.13.Compliance With Laws; Permits.

(a)Each member of the Seller Group is, and has been, in material compliance with all Laws applicable to the Business or the Purchased Assets.

(b)Each member of the Seller Group is in possession of and has obtained all material Permits required to operate the Business.  Section 2.13(b) of the Disclosure Schedules sets forth a true, correct, and complete list of all such Permits (the “Seller Permits”).  No violation, suspension, withdrawal, revocation, or cancellation of any such Permits is pending or, to the Sellers’ Knowledge, threatened, and each member of the Seller Group is, and has been, in compliance in all material respects with the terms of all Seller Permits.  All of such Permits are valid and in full force and effect.

Section 2.14.Real Estate.

(a)Section 2.14(a) of the Disclosure Schedules sets forth a true, correct and complete list of (i) all Transferred Real Property and (ii) all Transferred Leased Property (including Leases and Subleases).  Except for the Transferred Property set forth on Section 2.14(a) of the Disclosure Schedules, no member of the Seller Group owns, possesses, occupies or leases any real property related to the Business.

(b)The Leases and Subleases described on Section 2.14(a) of the Disclosure Schedules constitute the only leases, subleases, licenses or other agreements for the use or occupancy of the Transferred Property, and true, correct and complete copies of the Leases and Subleases have been made available to the Buyer.  With respect to the Leases and Subleases:  (i) there are no agreements to pay any broker or other person any leasing commissions or similar payments or obligations, and any broker or any other leasing commissions or similar payments or obligations due under such agreements have been paid by applicable member of the Seller Group; (ii) except as set forth on Section 2.14(b) of the Disclosure Schedules, as of the date of this Agreement, (A) to the Knowledge of the Sellers, there are no pending claims, defenses or offsets which have been asserted in writing by any landlord or sublessee with respect to its Lease or Sublease, and (B) to Knowledge of the Sellers, no landlord or sublessee under any Lease or Sublease is in material default of any non-monetary obligation thereunder nor is there any fact or circumstance which, with or without notice or the passage of time, or both, would constitute a non-monetary default of any landlord or sublessee under its Lease or Sublease; (v) to the Sellers’ Knowledge, there exists no fact or circumstance which, with or without notice or passage of time, or both, could constitute a default by Sellers (or a member of the Seller Group) as tenant or sublessor under any of the Leases or Subleases or entitle any landlord or sublessee under a Lease or Sublease to any offset or defenses against the prompt and current payment of rent or the performance of any other obligation of landlord of sublessee thereunder; and (vi) to the Knowledge of the Sellers, the Seller Group has performed and complied with all of their obligations under the Leases and Subleases which have come due prior to the date of this Agreement.

(c)The applicable member of the Seller Group enjoys peaceful and undisturbed possession under each of the Leases, as applicable.  The applicable member of the Seller Group has not assigned (collaterally or otherwise) or granted any other security interest in such Leases or any interest therein, and there are no Liens on the estate or interest created by the Leases.  The full amount of security deposit required under each of the Leases, as applicable, if any, is on deposit thereunder.

(d)The Sellers have made available to the Buyer true, correct and complete copies of all documents in connection with the Sellers’ right, title and interest in the Transferred Property (the “Property Documents”) and that the Property Documents delivered or made available to the Buyer constitute all materials in Sellers’ possession and control with respect to the Transferred Property.

(e)The Transferred Property comprises all of the real property used or intended to be used in, otherwise related to, or occupied in connection with, the Business as currently conducted.

(f)To the Sellers’ Knowledge, there are no outstanding agreements, options, rights of first refusal, conditional sales or other Contracts regarding the purchase and sale of the Transferred Property, or which otherwise affect any portion of or all the Transferred Property.

(g)The Transferred Property is in good working order, condition and repair, subject to normal wear and tear taking into account the age and use of the Transferred Property.

Section 2.15.Environmental.

(a)The Seller Group holds and has held all Environmental Permits required in connection with the Purchased Assets or the Business, all of which are identified on Section 2.15(a) of the Disclosure Schedules.  Each such Environmental Permit will remain valid and effective after the Closing without any notice to or consent of any Governmental Authority.

(b)The Seller Group, in connection with the Purchased Assets and the Business, is and has been in material compliance with, and has no Liability under, all applicable or required Environmental Permits and Environmental Laws.

(c)There are no past, pending, or, to the Sellers’ Knowledge, threatened Environmental Claims against any member of the Seller Group in connection with the Purchased Assets or the Business, and no member of the Seller Group is aware of any facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against any member of the Seller Group.

(d)To Sellers’ Knowledge, (i) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Site, and (ii) no Hazardous Materials are present in, on or about any Site that could give rise to an Environmental Claim against or Liability of any member of the Seller Group.

(e)No member of the Seller Group nor their respective predecessors, nor any entity previously owned by any member of the Seller Group, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material to any off-Site location which has or could result in an Environmental Claim against or Liability of any member of the Seller Group.

(f)All Phase I and Phase II environmental assessments, environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of any member of the Seller Group (or any of their respective Representatives) with respect to the Transferred Real Property have been made available to the Buyer.

(g)Neither the execution of this Agreement nor consummation of the Transaction will require the undertaking of any investigations or remedial actions pursuant to Environmental Laws.

(h)No member of the Seller Group has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Authority under any Environmental Laws.

(i)There are no (i) polychlorinated biphenyl containing equipment, (ii) underground storage tanks, or (iii) asbestos containing material at any Transferred Real Property.

Section 2.16.Employment Matters.

(a)Except as set forth on Section 2.16(a) of the Disclosure Schedules, no member of the Seller Group is party to any Contract with any Employee or independent contractor that includes any obligations for severance, change in control payments or retention bonuses.

(b)No member of the Seller Group is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any Employees.  No member of the Seller Group has received notice that any petition for election has been filed and there is no representation petition pending with the National Labor Relations Board or that there is any union organization campaign in progress with respect of any Employees.

(c)In the previous two years, there has not been nor is there pending, or to the Sellers’ Knowledge, threatened any material labor strike, walk-out, slowdown, work stoppage, picketing, lockout, or other similar labor activity with respect to any member of the Seller Group.

(d)To the Sellers’ Knowledge, each individual that renders services to any member of the Seller Group who is classified as (i) an independent contractor or other non-employee status, (ii) an exempt or non-exempt employee, or (iii) an intern is properly so classified for all purposes, including taxation and Tax reporting, Fair Labor Standards Act purposes, and all other applicable Law governing the payment of wages.

(e)Each member of the Seller Group has paid or properly accrued all wages and compensation due to all Employees, including all vacations or vacation pay, holidays or holiday pay, overtime, sick days or sick pay, commissions, and bonuses.

(f)No member of the Seller Group is aware of any Employees of whom any member of the Seller Group has been advised by a workers’ compensation board or like Governmental Authority that such Employees are in receipt of benefits under any applicable worker’s compensation statutes, nor are there any outstanding levies, assessments or penalties made against any member of the Seller Group pursuant to any applicable workers’ compensation statutes (and member of the Seller Group is properly classified for assessments under all such legislation).

(g)To the Sellers’ Knowledge, each member of the Seller Group has complied in all respects with the requirements of the Immigration Reform and Control Act of 1986 and Section 274(A) of the Immigration and Nationality Act with respect to all Employees.  To the Sellers’ Knowledge, all Employees who are performing services for any member of the Seller Group in the United States are legally able to work in the United States.

(h)Section 2.16(h) of the Disclosure Schedule sets forth a list of all Benefit Plans.  For each Benefit Plan, the Seller Group has delivered to the Buyer a copy of the applicable plan document.   Each Benefit Plan intended to qualify under Section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such Benefit Plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code.

(i)Neither the execution and delivery of any Transaction Document nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event) will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligation to fund benefits with respect to any current or former employees, directors, officers, independent contractors, or consultants of the Seller Group.

(j)No member of the Seller Group has effectuated a “plant closing” or a “mass layoff” as such terms are defined under the WARN Act, except for plant closings or mass layoffs that are instituted in full compliance with the requirements of the WARN Act.

Section 2.17.Taxes.

(a)All Tax Returns required to have been filed by, or with respect to, each member of the Seller Group have been duly and timely filed (or, if due between the date hereof and the Closing Date, will be duly and timely filed), and each such Tax Return correctly and completely reflects Liability for Taxes and all other information required to be reported thereon.  All Taxes owed by each member of the Seller Group (whether or not shown on any Tax Return) have been timely paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid).  Each member of the Seller Group has adequately provided for, in its books of account and related records, Liability for all unpaid Taxes, being current Taxes not yet due and payable.  Section 2.17 of the Disclosure Schedules lists all jurisdictions in which a member of the Seller Group files a Tax Return, or is otherwise subject to Tax, with respect to its ownership, operation or use of the Purchased Assets.

(b)There is no action or audit now proposed, threatened or pending against, or with respect to, any member of the Seller Group in respect of any Taxes.  No member of the Seller Group is the beneficiary of any extension of time within which to file any Tax Return, nor has any member of the Seller Group made (or had made on its behalf) any requests for such extensions.  No claim has ever been made by an authority in a jurisdiction where any member of the Seller Group does not file Tax Returns that any such member of the Seller Group is or may be subject to taxation by that jurisdiction or must file Tax Returns.  There are no Liens on any of the stock or assets of any member of the Seller Group with respect to Taxes.

(c)Each member of the Seller Group has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d)There is no dispute or claim concerning any Liability for Taxes with respect to any member of the Seller Group for which notice has been provided, or which is asserted or threatened, or which is otherwise known to any member of the Seller Group.  No issues have been raised in any Tax examination with respect to any member of the Seller Group which, by application of similar principles, could be expected to result in Liability for Taxes for such member of the Seller Group or period not so examined.  The Sellers have delivered to the Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any member of the Seller Group since January 1, 2012.  No member of the Seller Group has waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.

(e)At all times since formation, each Seller and each other members of the Seller Group has been an “S” corporation for U.S. federal, state and local income Tax purposes.

(f)The execution, delivery of, and performance by the Sellers of their obligations under, this Agreement (either alone or upon the occurrence of any additional or subsequent event) will not result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

Section 2.18.Inventory.  All Inventory, whether or not reflected in the Caito Financial Statements or the BRT Financial Statements, except for obsolete, expired, damaged, defective or slow-moving items (all of which have been written off or written down to net realizable value in the Caito Financial Statements or BRT Financial Statements, as applicable) consists of a quality and quantity usable and salable not adulterated or misbranded in the ordinary course of business consistent with past practice. All Inventory was purchased in the ordinary course of business and is owned by the Seller Group free and clear of all Liens, and no Inventory is held on a consignment basis.  The quantities of Inventory are not excessive, but are reasonable in the present circumstances of the Business and will be sufficient to operate the Business immediately following the Closing in the same manner as the Business is currently operated.  The Seller Group has stored the Inventory appropriately and within the stated product limits.  The Inventory contains materials and components that conform to product specifications and artwork that has been approved for current use by the Business.  All of the Inventory is located at the Transferred Property or in transit to the Transferred Property from suppliers or in transit to customers.

Section 2.19.Intellectual Property.

(a)Section 2.19(a) of the Disclosure Schedules lists all (i) Intellectual Property Registrations; and (ii) Intellectual Property Assets, including Software, that are not registered but that are material to the operation of the Business.  All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and any filings, responses, payments, and other actions necessary to be taken within 180 days after the date of this Agreement for purposes of maintaining the Intellectual Property Registrations have been identified by the Sellers and provided to the Buyer in writing.  The Sellers have made available to the Buyer file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations.

(b)The Sellers are, or another member of the Seller Group is, the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owners of all right, title and interest in and to the Intellectual Property Assets, and have the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business as currently conducted, in each case, free and clear of all Liens.  Without limiting the generality of the foregoing, each Seller, or applicable other member of the Seller Group, has entered into binding, written agreements with every current and former employee of such member of the Seller Group who has contributed to the creation of material Intellectual Property held, used in or necessary for the conduct of the Business, and with every current and former independent contractor who has contributed to the creation of Intellectual Property held, used in or necessary for the conduct of the Business, whereby such employees and independent contractors (i) assign to such member of the Seller Group any ownership interest and right they may have in the material Intellectual Property Assets; and (ii) acknowledge such member of the Seller Group’s exclusive ownership of all material Intellectual Property Assets.  The Sellers have made available to the Buyer true and complete copies of all such agreements.  No member of the Seller Group is bound by, and no Intellectual Property Asset is subject to, any Contract or arrangement containing any covenant or other provision that in any way limits or restricts the ability of the Intellectual Property Assets to be used, exploited, asserted, or enforced in connection with the Business anywhere in the world.  No member of the Seller Group has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Intellectual Property Asset to any Person.  For purposes of this Section 2.19(b), the phrase “material Intellectual Property” means Intellectual Property that is necessary to the operation of the Business as currently conducted, without which the Business could not be conducted and which could not be replaced with other Intellectual Property at a immaterial cost.

(c)The Intellectual Property Assets and Intellectual Property licensed under the Intellectual Property Agreements are all of the Intellectual Property necessary to operate the Business as presently conducted.  The consummation of the Transaction will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Buyer’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted.

(d)The Intellectual Property Assets (including all Intellectual Property Registrations) are valid, subsisting and enforceable.  Each member of the Seller Group has taken all reasonable steps to maintain the Intellectual Property Assets and to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Intellectual Property Assets (as well as any such confidential information of third parties to whom any member of the Seller Group owes an obligation of confidentiality), including requiring all Persons having access thereto to execute written non-disclosure agreements.  The Seller Group possesses, and the Buyer shall obtain, documentation relevant to the trade secrets and other confidential information included in the Intellectual Property Assets that is current, accurate and sufficient in detail and content to identify and explain such confidential information and allow its full and proper use without reliance on the special knowledge or memory of others.

(e)The conduct of the Business as currently and formerly conducted, and the Intellectual Property Assets and Intellectual Property licensed under the Intellectual Property Agreements as currently or formerly owned, licensed or used by the Seller Group, have not infringed, misappropriated, diluted or otherwise violated, and have not, do not and will not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person.  Within the past six years, no Person has alleged, either orally or in writing, that the Intellectual Property Assets and/or the conduct of the Business infringes, dilutes, misappropriates or otherwise violates, the Intellectual Property or other rights of such Person.  No Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Intellectual Property Assets.

(f)There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or, to Sellers’ Knowledge, threatened (including in the form of offers to obtain a license):  (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by any member of the Seller Group in connection with the Business; or (ii) challenging the validity, enforceability, registrability or ownership of any Intellectual Property Assets or any rights of a member of the Seller Group with respect to any Intellectual Property Assets.  There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license) by any member of the Seller Group or, to the Knowledge of the Sellers, by any other Person alleging any infringement, misappropriation, dilution or violation by any Person of any Intellectual Property Assets.  No member of the Seller Group is subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Intellectual Property Assets.

(g)All Software used internally by any member of the Seller Group in the operation of the Business is owned by such member of the Seller Group or used pursuant to a valid Intellectual Property Agreement or other enforceable right and is not a “bootleg” version or unauthorized copy.  Except as set forth on Section 2.19(a) of the Disclosure Schedules, the Seller Group possesses, and the Buyer shall upon consummation of the Transaction obtain, all such working copies of all of the Software, including, object and (to the extent owned or licensed) source codes, and all related manuals, licenses and other documentation, as are necessary for the current conduct of the Business.  To the Knowledge of Sellers, the Software used to operate the Business, including any Software offered by any member of the Seller Group as part of its product or service offerings:  (i) are in satisfactory working order and are scalable to meet current and reasonably anticipated capacity; (ii) have appropriate security, backups, disaster recovery arrangements and hardware and Software support and maintenance to minimize the risk of material error, breakdown, failure or security breach occurring and to ensure if such event does occur it does not cause a material disruption to the Business; (iii) are configured and maintained in a commercially reasonable manner and in accordance with industry standards and practices; and (iv) have not suffered any material error, breakdown, failure or security breach in the last 24 months that has caused material disruption or damage to the Business or is reportable to a Governmental Authority or Person.

(h)Each member of the Seller Group has at all times materially complied with all applicable Contracts, as well as its own rules, policies and procedures, relating to rights of publicity, privacy and data protection and the collection, use, storage and disposal of personal information collected, used or held for use by it in the conduct of the Business.  No claim has been asserted or, to the Knowledge of the Sellers, threatened alleging a violation of any Person’s rights of publicity or privacy or personal information or data rights and the consummation of the Transaction will not breach or otherwise cause any violation of any rules, policies or procedures, or contractual obligations.  Each member of the Seller Group has taken reasonable measures, including any measures required by any applicable Laws, to ensure that such information is protected against unauthorized access, use, modification or other misuse.

Section 2.20.Product Liability Claims.  All goods and products manufactured, marketed, distributed or sold by or on behalf of any member of the Seller Group in connection with the Business were merchantable, free from defects in processing, and suitable for the purpose for which they were intended.  No member of the Seller Group has incurred any Product Liability, or received a claim based upon alleged Product Liability, and to the Sellers’ Knowledge, no basis for any such claim exists.  The Seller Group has maintained complete and accurate complaint histories regarding each member of the Seller Group’s products of the Business (the “Business Products”).

Section 2.21.Brokers.  Except as set forth on Section 2.21 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon or pursuant to arrangements made by or on behalf of any member of the Seller Group.

Section 2.22.Customers and Suppliers.  Section 2.22 of the Disclosure Schedules lists the top 10 customers and top 10 suppliers (“Material Suppliers”) of the Business in terms of purchases, in each case for the 12 months ended December 31, 2014 and 2015 and for the six months ended June 30, 2016, showing for each period the approximate total purchases from each such supplier and the approximate total sales to each such customer.  Except as set forth on Section 2.22 of the Disclosure Schedules and except as reflected on the customer survey reports prepared by F2 Consultants dated each of: (a) August 16, 2016; (b) August 19, 2016; (c) August 26, 2016 or; (d)  September 6, 2016, (i) the relationships with such suppliers and customers are commercially sound, (ii) to the Sellers’ Knowledge, there has not been any materially adverse change or development in the business relationship with any such supplier or customer, and (iii) no such customer or supplier has notified any member of the Seller Group in writing of any adverse plans by such supplier or customer regarding the business relationship as a result of the consummation of the Transaction.  To the Sellers’ Knowledge, the Material Suppliers are manufacturing and otherwise operating in compliance in all material respects with all FDA requirements with respect to the products and materials supplied to any member of the Seller Group that relate to the Business.

Section 2.23.Certain Relationships.  No member of the Seller Group or any Related Person is an owner, shareholder, creditor, director, agent, consultant, or employee of, or lender to, any Person who is engaged in a business that acts as a supplier of any goods or services to the Business, who is a customer of the Business, who otherwise has business or contractual relations with the Business, or any part of whom is in actual or potential competition with the Business.  No member of the Seller Group has purchased, licensed or leased or otherwise acquired any property or assets or obtained any services from, or sold, licensed, leased or otherwise disposed of any property or assets or provided any services to, any Related Person.

Section 2.24.Certain Regulatory Matters.  Except as set forth on Section 2.24 of the Disclosure Schedules:

(a)No member of the Seller Group is in receipt of notice of, or is subject to any investigation, adverse inspection observation, finding of deficiency, fine, reprimand, sanction, assessment, finding of non-compliance, regulatory, untitled or warning letter, FDA form 483, safety alert, mandatory or voluntary recall, other reportable corrective or remedial action, or other compliance or enforcement action (“Regulatory Actions”), in each case relating to the Business Products or to the facilities in which the Business Products are prepared, assembled, tested, packaged, labeled, stored or handled, issued by any applicable Governmental Authority, and/or commercialization activities conducted by or on behalf of any member of the Seller Group, or alleging that any member of the Seller Group was or is the subject of any pending, threatened or anticipated Action or Regulatory Action by any Governmental Authority, or that there are circumstances currently existing which might reasonably be expected to lead to any loss of or refusal to renew any of the Regulatory Licenses held by any member of the Seller Group.  To Sellers’ Knowledge, there is no act, omission, event, or circumstance that could reasonably be expected to give rise to any such Regulatory Action against any member of the Seller Group.  No member of the Seller Group has received any written notification from the FDA or any other applicable Governmental Authority indicating that any of the Business Products or components thereof is misbranded or adulterated.

(b)No member of the Seller Group has made any false statements on, or material omissions from, any applications, certifications, reports or other submissions to any applicable Governmental Authority or in or from any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority relating to the Business Products.  There has not been any violation of any laws by any member of the Seller Group in prior product development efforts, submissions or reports to any Governmental Authority that could reasonably be expected to require investigation, corrective action or enforcement action by any member of the Seller Group with respect to the Business Products.

(c)No member of the Seller Group: (i) has made an untrue statement of material fact or fraudulent statement to the FDA, United States Department of Agriculture (“USDA”) or any other Governmental Authority with respect to any product produced sold by any member of the Seller Group, or (ii) has failed to disclose a material fact required to be disclosed to the FDA, USDA or any other Governmental Authority.

(d)No member of the Seller Group: (i) has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of the FDA, USDA or any other Governmental Authority or any other Person; (ii) has been convicted of any crime under any applicable Laws; (iii) while acting in such capacity, is considered a restricted individual under the Perishable Agricultural Commodities Act (“PACA”), has been required to post a surety bond in connection with a bankruptcy proceeding, or is under PACA employment restrictions; (iv) is involved in a business dispute, including informal or formal complaint, mediation, or is aware of any threatened complaints or disputes by any applicable Governmental Authority or other third parties under PACA; (v) used any funds to make, any unlawful contribution, gift, bribe, payoff, kickback or other unlawful payment to any Government Official or has violated any provision of the U.S. Foreign Corrupt Practices Act (the “FCPA”); (vi) discovered any potential or actual violation of the FCPA or any other applicable anti-corruption Law; (vii) received any written communication from any Governmental Authority alleging that any member of the Seller Group, or any director, officer, agent or employee acting on behalf of any member of the Seller Group was in violation of the FCPA or any other applicable anti-corruption Law; (viii) not been in compliance with the FCPA or any other applicable anti-corruption Law.

(e)During the 24 months immediately preceding the date of this Agreement, no Business Product has been recalled, whether voluntary or otherwise and no member of the Seller Group has received notice, either completed or pending, of any proceeding seeking a recall, removal, or corrective action of any Business Product.  No member of the Seller Group has filed a report under the FDA’s Reportable Food Registry or been restrained in its ability to produce, market, test, or other corrective action, sell, distribute, or promote any Business Product.  To the Sellers’ Knowledge, there are no facts, including product quality complaints that would be reasonably likely to result in a voluntary or mandatory product recall or expansion of recall.

(f)No member of the Seller Group is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

Section 2.25.The Fresh Kitchen.  The Fresh Kitchen has, in all respects, been designed, engineered and constructed in a manner that (a) will have the capacity to produce food items that will generate gross revenues in accordance with the thresholds set forth on Section 2.25 of the Disclosure Schedules, (b) is in accordance with all applicable Laws and industry standards, including all such Laws and industry standards relating to food safety, and the specifications set forth on Section 9.04 of the Disclosure Schedules and (c) is consistent with commercially reasonable standards for the design and engineering of a food production facility.

Section 2.26.No Other Representations and Warranties.  (A) EXCEPT AS SET FORTH HEREIN, NONE OF THE SELLERS OR ANY MEMBER OF THE SELLER GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS AND (B) EXCEPT AS SET FORTH IN ARTICLE VI HERETO, NONE OF THE SELLERS OR ANY MEMBER OF THE SELLER GROUP OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE BUYER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE BUYER’S USE OF, ANY INFORMATION RELATED TO THE BUSINESS, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE BUYER, ITS AFFILIATES OR REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE BUYER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

Article III

Representations and Warranties of THE Buyer

The Buyer represents and warrants to the Sellers that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date.

Section 3.1.Authority of the Buyer.  The Buyer has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction.  The execution, delivery and consummation of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary action on the part of the Buyer, and no other action is necessary on the part of the Buyer to authorize the consummation of the transactions contemplated by the Transaction Documents.  This Agreement and the Transaction Documents to which the Buyer is or will be a party have been, or when executed will be, duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery by the Sellers) this Agreement and such Transaction Documents constitute, or when executed will constitute, legal, valid and binding obligations of the Buyer, enforceable against the Buyer and the applicable Designated Affiliates in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.2.Organization, Authority and Qualification of the Buyer.  The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Michigan.  The Buyer has all necessary power and authority to enable it to own operate or lease the Purchased Assets and to carry on the Business as it is currently conducted, in each case following the Closing.  The Buyer is, or will be immediately following the Closing, duly licensed or qualified to do business and in good standing in each jurisdiction in which the Purchased Assets, or the operation of the Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a material adverse effect on the Buyer’s ability to consummate the Transaction.

Section 3.3.No Conflicts; Consents.  Neither the execution, delivery or performance by the Buyer of this Agreement or any of the other Transaction Documents to which it is a party, nor the consummation of the Transaction, will, with or without the giving of notice or the lapse of time or both:  (a) conflict with, result in a breach or violation of, or constitute a default under, accelerate the performance required by, or require notice to any Person under any term, condition or provision of the articles of incorporation or bylaws (or comparable charter or organizational documents) of the Buyer, (b) conflict with, or violate any Law or Governmental Order applicable to the Buyer, (c) conflict with, result in a breach or violation of, or constitute a default under, accelerate the performance required by, terminate or accelerate, require notice to any Person, or give any third party the right to modify any obligation term, condition or provision of any Contract to which the Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on the Buyer’s ability to consummate the Transaction.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the consummation of the Transaction.

Section 3.4.Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon or pursuant to arrangements made by or on behalf of the Buyer for which any member of the Seller Group would be liable.

Section 3.5.Legal Proceedings; Governmental Orders.

(a)There are no actions, suits, claims, investigations or other legal proceedings pending or, to the Buyer’s Knowledge, threatened against the Buyer or any Affiliate of the Buyer that challenge or seek to prevent, enjoin or otherwise delay the Transaction.  To the Buyer’s Knowledge, no facts or circumstances exist that could give rise to or serve as a basis for any such action, suit, claim, investigation or other legal proceeding.

(b)There are no Governmental Orders against or materially affecting the Buyer’s ability to consummate the transaction contemplated hereby.

Section 3.6.Financing.  The Buyer will have at the Closing cash on hand, lines of credit or other sources of immediately available funds to provide, in the aggregate, sufficient funds to enable it to pay the Purchase Price and to perform its obligations under this Agreement.

Section 3.7.Independent Investigation.  The Buyer has conducted its own independent investigation, review and analysis of the Business, which investigation, review and analysis was done by the Buyer and its Affiliates and Representatives.  In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any member of the Seller Group (except the specific representations and warranties of the Sellers set forth herein or to be set forth in any Transaction Document).

Article IV

Covenants

Section 4.1.Conduct of Business Prior to Closing.  From the date hereof until the Closing (the “Interim Period”), except as otherwise provided in this Agreement or consented to in writing by the Buyer, the Sellers shall, and shall cause all other members of the Seller Group to, (x) conduct the Business in the ordinary course of business consistent with past practice in accordance with applicable Law; and (y) use reasonable best efforts to maintain and preserve intact the current organization and operations of the Business and the Purchased Assets, and in any event, operate in material compliance with applicable laws, and to preserve the rights, goodwill and relationships of its employees, customers, suppliers, distributors, regulators and others having relationships with the Business.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, the Sellers shall, and shall cause each other member of the Seller Group to:

(a)not acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person, if any of the foregoing is material, individually or in the aggregate, to the Business, except for capital expenditures and acquisitions of Inventory, in each case in the ordinary course of business consistent with past practice, that result in the purchase of a substantial portion of the assets of such Person;

(b)preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets;

(c)pay the Indebtedness, Taxes, Accounts Payable and other obligations of the Business when due;

(d)not (i) incur, assume or guarantee any Indebtedness, other than short‑term borrowings incurred in the ordinary course of business consistent with past practice and except for any Indebtedness or guarantees for which any member of the Seller Group shall be solely obligated from and after the Closing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person;

(e)not make any or change any Tax election, change any annual Tax accounting period or method of Tax accounting (unless required by applicable Law), file any amended Tax Return or claim for Tax refunds, enter into any closing agreement, settle or compromise any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability (in each case, solely to the extent such change would be binding on the Buyer or any of its Affiliates with respect to any Post‑Closing Tax Period);

(f)continue to collect Accounts Receivable in a manner consistent with past practice, without discounting or materially accelerating the collection of such Accounts Receivable;

(g)not make any change in the Business’ financial accounting principles, policies and practices in effect at September 25, 2015, except insofar as may have been required by any applicable Law or a change in GAAP (solely to the extent such change would be binding on the Buyer or any of its Affiliates);

(h)maintain the properties and assets included in the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(i)not enter into or amend any lease (whether such lease is an operating or capital lease) other than in the ordinary course of business consistent with past practice;

(j)not waive or amend any confidentiality agreement between a Seller or any other member of the Seller Group and any Person (other than a Seller or any other member of the Seller Group) to the extent such waiver or amendment adversely affects the confidentiality of material information related to the Business;

(k)not sell, lease (as lessor), mortgage, pledge, license or otherwise dispose of or make subject to any Lien any asset that, if held on the Closing Date, would constitute a Purchased Asset, except dispositions of Inventory and obsolete assets in the ordinary course of business consistent with past practice or except as expressly required by any Material Contract;

(l)continue in full force and effect without modification all Insurance Policies;

(m)defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(n)not enter into any agreement or arrangement that would, after the Closing Date, limit or restrict the Buyer and its Subsidiaries from engaging in any business in any geographic area;

(o)not (i) modify, amend, enter into or terminate any Material Contract or (ii) waive, release or assign any material rights or claims of a Seller or any other member of the Seller Group primarily relating to the Business or the Purchased Assets, other than in the case of both clauses (i) and (ii), in the ordinary course of business consistent with past practice;

(p)not enter into, approve, or authorize any change order with respect to the development, planning or construction of the Fresh Kitchen;

(q)perform all of its obligations under all Assigned Contracts and the Construction Contract;

(r)not discontinue the production, marketing, distribution or sale of any Business Product, or raise by a material amount or lower the price of any Business Product, other than in the ordinary course of business consistent with past practice;

(s)except to the extent required under the express terms of any Benefit Plan or as required by applicable Law, not (i) increase the compensation (including bonus opportunities) of any directors, Employees, officers, independent contractors or consultants, other than (x) base salary increases in respect of Employees that are made for merit or as a result of a review of market conditions, in each case, in the ordinary course of business consistent with past practice and of not more than 3% of the applicable Employee’s base salary as of the date hereof or (y) annual merit bonuses paid to Employees prior to the Closing Date that are no more than 2% higher than the annual merit bonus paid to such Employee during the 2015 calendar year, (ii) grant any severance or termination pay, (iii) enter into any employment, consulting, bonus, commission, or severance agreement or arrangement with any Employees or directors, officers, consultants or independent contractors, or (iv) establish, amend in any material respect, or terminate any Benefit Plan; (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, or (vi) exercise any discretion to pay or accelerate the vesting or payment of any compensation or benefit under any Benefit Plan; provided; however, that this Section 4.1(s) shall not preclude the Sellers from undertaking any of the foregoing to the extent such items constitute a Transaction Expense;

(t)not (i) hire any employee other than in the ordinary course of business consistent with past practices, or (ii) terminate the employment of any employee other than in the ordinary course of business consistent with past practices; provided, however, that no Seller may hire any employee, or terminate any employee other than for cause, without the prior written consent of Buyer, if such hired employee or terminated employee has an annual rate of base salary in excess of $80,000;

(u)not adopt, enter into, terminate, amend, extend or renew any collective bargaining agreement, memoranda of understanding or other Contract with any labor organization;

(v)not plan, announce, or implement any reduction in work force, lay-off, early retirement program, severance program or other program concerning the termination of employment of any member of the Seller Group’s employees that would constitute a “mass layoff” or “plant closing” as defined by the WARN Act or any similar state or other applicable law;

(w)not consummate any “spin‑off” of all or any portion of the Purchased Assets;

(x)not adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the Transaction;

(y)not relocate from the Transferred Real Property, or, other than in the ordinary course of business consistent with past practice, accelerate the consumption of, any Inventory;

(z)not accept any prepayment for any services with respect to the Business; and

(aa)not authorize any of, or commit or agree to take any of, the foregoing actions.

Notwithstanding anything to the contrary set forth herein, during the Interim Period Caito shall consult with and make recommendations to the Buyer, and seek and obtain the Buyer’s approval (which shall not be unreasonably withheld, delayed or conditioned), as to the performance of such actions and the giving (or rejection) of such approvals as are required or contemplated under the Construction Contract or otherwise reasonably required for the completion of construction of the Fresh Kitchen.  Without limiting the foregoing, Caito shall, prior to taking any of the following actions, consult with and make recommendations to the Buyer, and seek and obtain the Buyer’s approval (which shall not be unreasonably withheld, delayed or conditioned): (a) reviewing, commenting on, and rejecting or approving design documents, construction documents, drawings, specifications, shop drawings, samples and other submittals provided by or through ESI for the Fresh Kitchen during the Interim Period; (b) responding to requests for information or similar inquiries with respect to Fresh Kitchen requirements from ESI during the Interim Period; (c) reviewing, commenting on, and rejecting or approving ESI’s construction schedules for completion of the Fresh Kitchen to the extent such schedules are proposed or provided by ESI during the Interim Period; (d) reviewing, commenting on, and rejecting or approving (and thereafter making payment on) ESI’s applications for payment submitted during the Interim Period, including its request for the release of any retainage previously withheld thereon; (e) ordering testing or inspection of the Fresh Kitchen during the Interim Period; (f) reviewing, commenting on, and rejecting or approving ESI affidavit of substantial completion, “punch list” and other similar Fresh Kitchen close-out documents, in each case to the extent submitted or prepared during the Interim Period; and (g) reviewing and determining during the Interim Period whether all conditions precedent to Caito’s obligation to submit final payment to ESI have been satisfied.  In the event of disagreement between Caito and the Buyer as to the proper course of action to take with respect to any of such actions or approvals (or rejections), Caito shall implement the Buyer’s decision, provided that such decision is commercially reasonable.

Section 4.2.Access to Information.

(a)From the date of this Agreement until the Closing, upon reasonable notice, the Sellers shall, and shall cause each other member of the Seller Group and each of their respective Representatives, accountants and counsel to, (i) afford the Buyer and its authorized Representatives reasonable access to the offices, properties, employees and books and records of the Business, including access to properties for the purpose of conducting environmental assessments and sampling of environmental media (including soil, groundwater, air and surface water) and building materials, and (ii) furnish to the Representatives of the Buyer such additional financial and operating data and other information regarding the Business (or copies thereof) as the Buyer may from time to time reasonably request.  Notwithstanding anything to the contrary in this Agreement, (x) prior to visiting or entering upon any of the offices or properties of Sellers, and prior to contacting any Representative, customer or supplier of the Sellers in each case, in connection with the transactions contemplated hereby, the Buyer shall coordinate all such visits and contacts with Michael E. Pahud, the Chief Financial Officer of Caito, and (y) the Sellers shall not be required to disclose any information to the Buyer if such disclosure would, in the Sellers’ sole discretion, (1) result in the forfeiture or waiver of any attorney-client or other legal privilege or (2) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided that the Sellers shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts to share any portion of information withheld pursuant to clauses (1) and (2) in a manner so as to prevent any competitive harm or preserve any applicable privilege or compliance with Law.  When accessing any of the Sellers’ properties, the Buyer and its authorized Representatives shall comply with all of the Sellers’ safety and security requirements for the applicable property.

(b)In order to facilitate the resolution of any claims made against or incurred by the Seller Group related to the Purchased Assets until the later of the seventh anniversary of the Closing or the expiration of the relevant period for the statutes of limitations (including any extensions thereof), the Buyer shall (i) retain the Books and Records, and (ii) upon reasonable notice, afford the Representatives of the Seller Group and any other Seller Affiliates reasonable access (including the right to make, at the Sellers’ expense, copies), during normal business hours, to such books and records; provided that any such access shall be subject to the confidentiality obligations set forth in Section 4.6.

(c)In order to facilitate the resolution of any claims made against or incurred by the Buyer related to the Business and for purposes of compliance with securities, environmental, employment and other Laws, for a period of seven years after the Closing, the Sellers shall, and shall cause the other members of the Seller Group to (i) retain the books and records related to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer and (ii) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer’s expense, copies), during normal business hours, to such books and records.

Section 4.3.Regulatory Matters.

(a)The Buyer and each Seller will (i) as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than ten Business Days following the execution and delivery of this Agreement, if required under applicable Law, file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the Transaction and any information required to be provided therewith pursuant to the HSR Act, which forms will specifically request early termination of the waiting period prescribed by the HSR Act, and (ii) as promptly as practicable and before the expiration of any relevant legal deadline, file with any other Governmental Authority, any other filings, reports, information and documentation required for the Transaction pursuant to any other applicable Laws.  The Buyer and each Seller will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other applicable Laws.  All filing and other similar fees payable in connection with the filings to be made pursuant to Section 4.3(a)(i) shall be borne and paid by the Buyer.

(b)The Buyer and each Seller shall use their respective commercially reasonable efforts to obtain promptly any clearance required under the HSR Act and any other applicable Laws for the consummation of the Transaction and will keep each other apprised of the status of any material communications with, and any reasonable inquiries or requests for additional information from, any Governmental Authority and will comply promptly with any such inquiry or request from any such Governmental Authority.

(c)Subject to Section 4.3(a), the Buyer and each Seller agree to instruct their respective counsel to cooperate with each other and use their respective commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act and any other applicable Laws at the earliest practicable dates.  Such commercially reasonable efforts and cooperation will include causing their respective counsel (i) to inform promptly the other of any oral communication with, and provide (as permitted) copies of written communications (excluding competitively sensitive information) with, any Governmental Authority regarding any such filings or applications or any such transaction, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Authority.  None of the Buyer, each Seller nor any of their respective Affiliates or Representatives will independently contact any Governmental Authority or participate in any meeting or discussion with any Governmental Authority in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Sellers and their respective Affiliates or Representatives, the Buyer, and in the case of the Buyer and its Affiliates or Representatives, the Sellers, prior notice of the meeting and, to the extent permitted by the relevant Governmental Authority, the opportunity to attend and participate (which, at the request of the Buyer or the Sellers, as applicable, will be limited to outside antitrust counsel only); provided, further, however, the Buyer will be solely responsible for the content of any written or oral substantive communications with any Governmental Authority.

(d)In furtherance and not in limitation of this Section 4.3(a), if any administrative or judicial Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging any of the Transaction, as in violation of the HSR Act or any other applicable Law, each of the Buyer and the Sellers shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction.

(e)Notwithstanding the foregoing or any other provision of this Agreement, in connection with efforts to obtain any clearance required under the HSR Act and any other applicable Laws for the consummation of the Transaction, in no event shall “commercially reasonable efforts” of either the Buyer or any Seller include entering into a consent decree or other commitment containing, as applicable, the Buyer’s or the Sellers’  agreement to hold separate or divest any of its or its Subsidiaries’ assets, facilities, properties or businesses, or agreeing to any limitations on its or its Subsidiaries’ conduct or actions or covenants affecting business practices, or otherwise agree to any structural or conduct remedy.

(f)Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 4.3 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1, so long as such party has, prior to such termination, complied, in all material respects, with its obligations under this Section 4.3.

(g)Promptly, but in no event later than two Business Days following the Closing, the Sellers shall, and shall cause all other members of the Seller Group to (i) file with the USDA a written notification to the Director of the USDA of the change in ownership of licensure under PACA and obtain approval from the Director of the change in trade name in accordance with 7 C.F.R. § 46.13 and (ii) cancel all applicable registrations with the FDA as described in 21 C.F.R. §§ 1.234, 1.235 to enable the Buyer to submit new facility registrations as described in 21 C.F.R. § 1.231.

Section 4.4.No Solicitation of Other Offers.

(a)Each Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Each Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger, consolidation, recapitalization, reorganization, license or otherwise, of all or any portion of the Business, the Purchased Assets or the equity securities of the applicable Seller.

(b)In addition to the other obligations under this Section 4.4, each Seller shall promptly (and in any event within two Business Days after receipt thereof by any member of the  Seller Group or their respective Representatives) advise the Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to, or that could reasonably be expected to result in, an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)Each Seller agrees that the rights and remedies for noncompliance with this Section 4.4 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Buyer and that money damages would not provide an adequate remedy to the Buyer.

Section 4.5.Notice of Certain Events.

(a)From the date hereof until the Closing, each Seller shall promptly notify the Buyer in writing of:

(i)any fact, condition, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by such Seller hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 5.1 to be satisfied;

(ii)any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transaction;

(iii)any notice or other communication from any Governmental Authority relating to the Transaction; and

(iv)any Actions commenced or, to the Sellers’ Knowledge, threatened against, relating to or involving or otherwise affecting the Business, the Purchased Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.12 or that relates to the consummation of the Transaction.

Section 4.6.Confidentiality.    The terms of the letter agreement, dated as of February 19, 2016 (the “Confidentiality Agreement”), between Caito and the Buyer are hereby incorporated herein by reference and, notwithstanding anything to the contrary contained in the Confidentiality Agreement, shall continue in full force and effect until the Closing.  Upon the Closing, the Confidentiality Agreement shall terminate and the confidentiality obligations of the parties shall be governed by this Agreement.  During the five-year period following the Closing, the Sellers will, and will cause the other members of the Seller Group and each of their respective Representatives (a) to hold in confidence any and all information to the extent related to the Business that would have been considered “Confidential Information” under the Confidentiality Agreement had it been disclosed to the Buyer prior to the date hereof, mutatis mutandis except to the extent that the Buyer was permitted to disclose such information under the Confidentiality Agreement and (ii) not to use any such information to the extent it is primarily related to the Business for any reason without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the Sellers’ obligations under this Section 4.6 with respect to any such information that is a trade secret shall survive for so long as such information qualifies as a trade secret under applicable federal, state and/or local law; provided, further, that the Sellers may use any such information in connection with (x) satisfying any of their respective obligations under this Agreement; (y) in any tax or financial reporting and (z) as required by applicable Law.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect for a period of one year following the date of such termination.

Section 4.7.Non-Competition; Non-Solicitation.

(a)For a period of five years commencing on the Closing Date, no Seller shall, and no Seller shall permit any member of the Seller Group to, directly or indirectly, (i) engage in or assist others in engaging in a business that competes, directly or indirectly, with the Business (the “Restricted Business”); (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of or to the Business, or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship.  Notwithstanding the foregoing, any Seller or other member of the Seller Group may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)The Sellers agree, to the maximum extent not violative of applicable Law or Governmental Order, that for a period of five years following the Closing Date, the Sellers shall not, and shall cause the other members of the Seller Group not to, directly or indirectly, solicit for employment or hire any individual who was an employee of the Business at, or at any time within the six-month period prior to, the time of the act of solicitation; provided, however, that general solicitations, such as through newspaper advertisements, not directed at any Business Employees, will not be deemed to violate this Section 4.7(b).

(c)Each Seller acknowledges that a breach or threatened breach of this Section 4.7 would give rise to irreparable harm to the Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Seller of any such obligations, the Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d)Each Seller agrees that it shall not undertake, and shall cause each other member of the Seller Group to not undertake, any harassing or disparaging conduct directed at the Buyer or its Affiliates or about the Business, and each Seller shall, and shall cause each other members of the Seller Group to, refrain from making any negative or derogatory statements concerning the Buyer or its Affiliates or the Business.

(e)Each Seller acknowledges that the restrictions contained in this Section 4.7 are reasonable and necessary to protect the legitimate interests of the Buyer and constitute a material inducement to the Buyer to enter into this Agreement and consummate the Transaction.  In the event that any covenant contained in this Section 4.7 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law.

Section 4.8.Public Announcements.  The Buyer and the Sellers shall reasonably cooperate to prepare and make a public announcement and create and implement a communications plan regarding the transactions contemplated hereby promptly following the date hereof. Notwithstanding the foregoing, none of the parties will make any public announcement or issue any public communication regarding the Transaction or any matter related thereto without the prior written consent (not to be unreasonably withheld) of the Buyer, in the case of an announcement or communication made by a Seller, or the Sellers’ Representative, in the case of an announcement or communication made by the Buyer, except:  (i) if such announcement or other communication is required by applicable Law, Governmental Order or stock exchange requirements, in which case the disclosing party shall, to the extent permitted by applicable Law, Governmental Order or stock exchange requirements, first allow the other party to review such announcement or communication and the opportunity to comment thereon; (ii) to the extent consistent with the communications plan mutually agreed upon by the parties; and (iii) communications to Governmental Authorities in connection with the matters described in Section 4.3.

Section 4.9.Further Assurances.  Subject to Section 4.10, and without expanding or limiting the obligations of the parties herein, upon the terms and subject to the conditions set forth in this Agreement, the Sellers and the Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause the consummation of the Transaction in an expeditious manner, including obtaining all necessary or advisable consents, authorization, approvals or waivers from third parties.  Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates (and with respect to the Sellers, any other member of the Seller Group) to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transaction and to assign, transfer, convey and deliver any other assets, properties or rights of any member of the Seller Group set forth in any Additional Asset Notice.

Section 4.10.Assignment of Assigned Contracts.

(a)Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 4.10, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to the Buyer of any Purchased Asset would result in violation of Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate thereof (including without limitation any Governmental Authority), and such consent, authorization, approval or waiver has not been obtained prior to the Closing (each, a “Non-Assignable Asset”), this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, of such Non-Assignable Asset.  To the extent any such required consent, authorization, approval or waiver, or any release, substitution or amendment in respect of a Non-Assignable Asset (an “Approval”) has not been obtained on or before the Closing Date, the Buyer may elect to proceed with the Closing, in which case the Sellers shall use their respective commercially reasonable efforts, and shall cause each other member of the Seller Group to use its commercially reasonable efforts, and shall cooperate with the Buyer in a commercially reasonable manner, to obtain any such Approval, or take any other necessary actions, so that the Buyer will receive the interest of the applicable member of the Seller Group in the benefits and obligations related to such Non-Assignable Asset; provided, however, that the Buyer shall undertake to pay or satisfy the corresponding liabilities related to such Non-Assignable Asset only to the extent the Buyer would have been responsible therefor if such Approval had been obtained.  Once such Approval is obtained, such Non-Assignable Asset shall for all purposes of this Agreement be treated as a Purchased Asset for no additional consideration.

(b)To the extent that any Purchased Asset or Assumed Liability cannot be transferred to or assumed by the Buyer following the Closing pursuant to this Section 4.10, the Buyer and the Sellers shall use commercially reasonable efforts to enter into, or to cause their respective Affiliates to enter into, such arrangements (such as subleasing, sublicensing or subcontracting) to provide the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset or Assumed Liability to the Buyer as of the Closing and the performance by the Buyer of its obligations with respect thereto.  The Buyer shall, as agent or subcontractor for the applicable member of the Seller Group, pay, perform and discharge fully the liabilities and obligations of such member of the Seller Group thereunder from and after the Closing Date.  To the extent permitted under applicable Law, the Sellers shall cause such member of the Seller Group to, at the Buyer’s expense, hold in trust for and pay to the Buyer promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by such member of the Seller Group to the extent related to such Purchased Asset in connection with the arrangements under this Section 4.10.

(c)The Sellers shall use commercially reasonable efforts to provide to the Buyer, within 10 days after the date of this Agreement, any Material Contract that has not been made available to the Buyer.

(d)Within 30 days after the date of this Agreement, the Buyer shall review the Additional Contracts and notify the Sellers’ Representative in writing of any Additional Contracts that it desires to assume and such Contracts shall be deemed Assigned Contracts.

(e)During the 30-day period after the date of this Agreement, the Buyer and the Sellers shall consider in good faith whether, given the proposed operations of the Business following the Closing, any amendments should be made to Section 5.2(f) of the Disclosure Schedule to remove any Material Contracted listed thereon for which the failure to obtain a consent to assignment would not adversely affect in any material respect the operation of the Business by the Buyer from and after the Closing Date.

Section 4.11.Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid in the following manner:  (a) 50% by the Sellers when due and (b) 50% by the Buyer.  The Sellers shall be jointly and severally liable for the Sellers’ obligations under this Section 4.11.  Each Seller shall, and shall cause each member of the Seller Group to, and the Buyer shall, in each case at its own respective expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the Buyer and each Seller shall cooperate with respect thereto as necessary).

Section 4.12.Bulk Sales Laws.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to the Buyer; it being understood that any Liabilities arising out of the failure of any Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 4.13.Insurance Coverage.

(a)During the Applicable Survival Period, each Seller shall, and shall cause each other member of the Seller Group to, maintain Product Liability insurance coverage, in amounts at least comparable to that currently maintained by such member of the Seller Group, covering claims related to finished goods Inventory sold to the Buyer on the Closing Date.  Each Seller shall provide the Buyer with evidence of such Product Liability coverage upon the Buyer’s request.

(b)In the event that, prior to the Closing Date, any Purchased Asset or Assumed Liability (other than an Assumed Liability that is expressly included in the calculation of Closing Working Capital) that is covered under an Insurance Policy suffers any damage, destruction or other loss, the Sellers shall, and shall cause each other member of the Seller Group to, make available to the Buyer the benefits of any such Insurance Policy, and shall surrender to the Buyer after the Closing Date any insurance proceeds received by any member of the Seller Group under any Insurance Policy with respect to such damage, destruction or loss, less any proceeds applied to such Assumed Liability or the restoration of such Purchased Asset; provided, however, that the benefits of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement obligations of any member of the Seller Group in respect thereof, and provided, further, that the Sellers shall, and shall cause each other member of the Seller Group to, use commercially reasonable efforts to recover such proceeds under an Insurance Policy with respect to such damage, destruction or loss.

Section 4.14.Books and Records.

(a)In order to facilitate the resolution of any claims made against or incurred by any member of the Seller Group prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, the Buyer shall:

(i)retain the Books and Records transferred hereunder relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of such member of the Seller Group; and

(ii)upon reasonable notice, afford the Representatives of such member of the Seller Group reasonable access to such Books and Records (including the right to make photocopies at such Seller’s expense) during the Buyer’s normal business hours.

(b)In order to facilitate the resolution of any claims made by or against or incurred by the Buyer after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, each Seller shall, and shall cause each other member of the Seller Group to:

(i)retain all books and records (including Employee Records) of such member of the Seller Group related to the Business and its operations (to the extent not constituting Books and Records) for periods prior to the Closing; and

(ii)upon reasonable notice, afford the Representatives of the Buyer reasonable access to such books and records (including the right to make photocopies at the Buyer’s expense), during the normal business hours of such member of the Seller Group.

(c)Neither the Buyer nor any Seller will be obligated to provide, or cause any of its respective Subsidiaries to provide, the other party with access to any books or records (including Employee Records) pursuant to this Section 4.14 where such access would violate any Law.

Section 4.15.Transition Period.  The Buyer and its Affiliates are authorized to sell and distribute the Business Products included in the Inventory notwithstanding that they utilize certain trademarks, trade names, logos and trade dress of the Seller Group.

Section 4.16.Risk of Loss.  Until the Closing, any loss of or damage to the Purchased Assets from fire, casualty or any other occurrence shall be the sole responsibility of the Sellers.

Section 4.17.The Fresh Kitchen.  The Buyer and Caito will, and the Sellers will cause ESI to, enter into an Owner’s Representative Agreement in the form attached hereto as Exhibit G (the “Owner’s Representative Agreement”), pursuant to which Caito will complete or cause to be completed at its sole cost and expense the construction and equipping of the Fresh Kitchen in accordance with such Owner’s Representative Agreement and Caito’s obligations under the Construction Contract.  From and after the date of this Agreement, including after the Closing, Caito shall take all commercially reasonable efforts required to cause ESI to timely, diligently and properly complete the work required under the Construction Contract and also to achieve Final Completion, all at Caito’s sole cost and expense, including taking such reasonable actions as may be requested by the Buyer from time to time if ESI is not complying with its obligations under the Construction Contract.

Section 4.18.Employee Matters.

(a)As soon as practicable after the date hereof, the Sellers shall, and shall cause the other members of the Seller Group to provide the Buyer with a list containing the name, position, location, and base salary of each Employee, whether or not actively employed (e.g., including Employees on vacation and leave of absence, including maternity, family and medical leave, sick, military (whether qualified or otherwise) or short-term disability leave), and the Sellers shall and shall cause the other members of the Seller Group to update the list periodically prior to the Closing Date to reflect new hires, leaves of absence and employment terminations and provide copies of such updated lists to the Buyer promptly.  On the Business Day prior to the Closing, the Sellers shall provide to the Buyer a list of individuals whose employment with a member of the Seller Group was terminated within 90 days prior to such date.  The Buyer may, in its discretion, offer employment commencing as of the Closing Date to any such employee on terms and conditions determined by the Buyer; provided, however, that the Buyer shall offer employment to a sufficient number of employees of the Sellers, in each case, on terms and conditions and commencing on a date and time so as not to cause an employment loss or losses (as defined in the WARN Act) which would constitute a mass layoff or plant closing triggering the notice requirement of the WARN Act; provided, further, that Buyer’s obligation with respect to the immediately preceding clause shall not apply if, during the 90-day period immediately preceding the Closing Date, the Sellers have terminated, at each of the locations set forth on Section 4.18(a) of the Disclosure Schedules more than the number of employees set forth opposite such location on Section 4.18(a) of the Disclosure Schedules under terms and conditions that would cause such terminations to constitute employment losses as defined in the WARN Act.  Prior to the Closing Date, the Sellers shall provide the Buyer reasonable access to the Employees, and, to the extent permitted by applicable Law, such information regarding such Employees as is contained in personnel records, for purposes of permitting the Buyer to determine which Employees to offer to employ.

(b)Effective as of the Closing, each member of the Seller Group shall take all such action as may be necessary to cause all Employees, directors, officers, consultants, and independent contractors of such member of the Seller Group to cease employment or engagement with such member of the Seller Group and to cease to participate in all Benefit Plans, except as otherwise required by law. Without limiting Section 1.4, the Buyer shall neither adopt nor become a sponsoring employer of, nor have any obligations, duties or Liabilities under or with respect to the Benefit Plans; provided, that the Buyer shall assume Liability with respect to accrued but unused vacation or sick time which any Continuing Employee is eligible to take pursuant to the paid time off policies of the Sellers applicable to such Continuing Employee immediately prior to the Closing, but in any event not more than the lesser of (x) the amount that has been accrued by such Employee during such Seller’s current fiscal year, or (y) two weeks; provided further, that such vacation time or sick time shall be subject to, and used in accordance with, the paid time off policies applicable to such Continuing Employee following the Closing.  For the avoidance of doubt, the Sellers shall be responsible for all accrued but unused vacation time and sick time (i) in excess of two weeks for each Continuing Employee, and (ii) in respect of all Employees who are not Continuing Employees.  Prior to the Closing, the Seller Group shall comply with all applicable Laws in connection with the termination of employment, including the WARN Act and any similar Laws; provided, however, the Seller Group is not responsible for providing any WARN Act notice to any Employee of the Seller Group to whom the Buyer offers employment pursuant to Section 4.18(a) and the Buyer shall be liable for any WARN Act obligations arising from any breach by the Buyer of its obligations to offer employment pursuant to Section 4.18(a).  Any Liability assumed by the Buyer with respect to vacation or sick time shall be a Current Liability.

(c)Without limiting the foregoing Section 4.18(b), the Sellers shall cause the Seller Group to assume and be responsible for claims for workers compensation and for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred on or prior to the Closing Date by Employees and any beneficiaries thereof.  For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided that claims relating to a hospital confinement that commence on or prior to the Closing Date but continues thereafter shall be treated as incurred on or prior to the Closing Date.  A disability or workers compensation claim shall be considered incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs (or, in the case of injuries or conditions occurring over time, first occurs) on or prior to the Closing Date.

(d)Without limiting the foregoing provisions of this Section 4.18, the Seller Group shall be responsible for satisfying any and all obligations and Liabilities under the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and applicable state Law to provide continuation coverage to or with respect to all Employees and former employees and their beneficiaries as a result of any “qualifying event” occurring on or prior to the Closing Date.

(e)On or prior to the Closing, the Sellers shall cause the Seller Group to provide each Employee who is to be employed by the Buyer immediately following the Closing (each, a “Continuing Employee”) with the annual bonus each such Continuing Employee would have received under the applicable Seller Group bonus programs in respect of fiscal year in which the Closing occurs, assuming an annualized performance for the fiscal year based on actual results prior to the Closing, but prorated to reflect the portion of the fiscal year such Continuing Employee actually worked for the applicable member of the Seller Group.  In addition, effective immediately prior to the Closing, the Sellers shall cause the Seller Group to provide each Continuing Employee with full vesting of any award or benefit under any Benefit Plan where such vesting was otherwise conditioned upon the future performance of services with a member of the Seller Group, including under any Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code and under any related non-qualified plan.  To the extent allowable under applicable Law, the Buyer shall, and shall cause its Affiliates to, with respect to each Continuing Employee, recognize service with the Seller Group prior to the Closing  as if such service had been performed with the Buyer or its Affiliates for purposes of: (i) eligibility under the following benefit plans and arrangements provided by the Buyer to the Continuing Employees: (A) any tax qualified 401(k) plan, (B) any group health plan, (C) any long term disability and short term disability plans, (D) certain leave policies determined by the Buyer, (E) any vacation policy, and (F) certain service award programs determined by the Buyer; (ii) benefit accrual under any vacation policy; and (iii) credit for purposes of any “Retirement” definition requiring attainment of a specified age and years of service; provided that, (I) for the avoidance of doubt, such recognition shall not apply with respect to any defined benefit pension plan, retiree health or welfare plan, profit-sharing plan, stock purchase plan, tuition reimbursement plan, or except as specifically provided in the preceding sub-clauses (i)(F) and (iii) to the extent otherwise applicable, any equity incentive or cash incentive plan; (II) such recognition shall not apply to the extent such recognition would result in any duplication of benefits; and (III) nothing herein shall be construed to require the Buyer to maintain or otherwise make available to the Continuing Employees any compensation, other incentive or employee benefit plan or policy or confer upon any Continuing Employee the right to participate in or accrue benefits under, any compensation, other incentive or employee benefit plan or policy.

(f)The provisions of this Section 4.18 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 4.18, express or implied, shall confer upon any Person, including any current or former employee, director, officer, consultant or independent contractor of Sellers or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, any right to participate in any compensation, other incentive or benefit plan or policy, or any right to receive compensation or benefits of any nature or kind whatsoever.  Nothing in this Agreement is intended as an amendment, modification or waiver of the provisions of any Benefit Plan or any employee benefit or compensation plan sponsored or contributed to by the Buyer.

Section 4.19.Transferred Real Property.

(a)The Buyer, on behalf of the Sellers, shall obtain title commitments (collectively, the “Commitments”) applicable to each parcel of the Transferred Real Property and issued by First American Title Insurance Company (the “Title Company”).  The Commitments shall be dated on or prior to the Closing Date and shall provide for the issuance of an ALTA extended coverage form of policy of title insurance as to each parcel of the Transferred Real Property (each, a “Title Policy”, and collectively, the “Title Policies”).  Each respective Title Policy shall be in the amount of the Purchase Price allocated to each parcel of the Transferred Real Property insured by such Title Policy, showing fee simple title to such Transferred Real Property vested in the Buyer, subject only to current real estate Taxes not yet due and payable as of the Closing Date (which Taxes shall be prorated between the Buyer and the Sellers as of the Closing Date), and the Permitted Real Estate Liens.

(b)The sale of the Transferred Real Property contemplated by this Agreement shall be closed through an escrow with the Title Company in accordance with the general provisions of the escrow agreement then in use by the Title Company, with such special provisions inserted in the escrow agreement as may be required to conform to this Agreement.  The cost of the Title Company escrow shall be borne equally by the Buyer and the Sellers.

(c)The Sellers shall furnish to the Buyer, on or before the Closing Date, a certificate of non-foreign status signed by the appropriate party and sufficient in form and substance to relieve the Buyer of all withholding obligations under Code §1445 (26 U.S.C. §1445).

Section 4.20.Financial Statements.  The Sellers shall complete or cause to be completed, as the case may be, and shall deliver to the Buyer when completed, (i) audited financial statements of Caito consisting of the balance sheet of Caito as of September 30, 2016 and the related statements of income and retained earnings, equity and cash flow for the year then ended and (ii) reviewed financial statements of BRT consisting of the balance sheet of BRT as of December 31, 2016 and the related statements of income and retained earnings, equity and cash flow for the year then ended.  If the Sellers have not delivered such financial statements prior to the Closing, the Sellers shall cause such financial statements to be delivered to the Buyer as soon as practicable following the Closing.

Section 4.21.Staffing Contracts.  The Buyer and Sellers shall: (a) use commercially reasonable efforts to, on or prior to the Closing, cause the Existing Staffing Contracts, to the extent they are (i) not in compliance with the Patient Protection and Affordable Care Act (the “Affordable Care Act”) or (ii) could reasonably be likely to create a statutory or common law joint-employer relationship between the third party provider of staffing services pursuant to such Contract, on the one hand, and the Buyer or any of its Affiliates, on other hand (a “Joint Employer Relationship”), to be amended to the extent necessary, in the reasonable discretion of the Buyer, to cause the Existing Staffing Contracts to (x) comply with the Affordable Care Act; and (y) not create a Joint Employer Relationship and (b) cause all Existing Staffing Contracts that at the Closing, in the reasonable discretion of the Buyer, comply with the Affordable Care Act and do not create a Joint Employer Relationship, to be deemed Assigned Contracts.  All other Existing Staffing Contracts will be Excluded Assets, unless otherwise determined by the Buyer.  In the event that the Buyer and Sellers are unable to cause all of the Existing Staffing Contracts to meet the requirements of clauses (a)(i) and (a)(ii) of this Section 4.21 (any such Contract, a “Disqualifying Staffing Contracts”), the Buyer shall negotiate in good faith to enter into staffing contracts, effective upon the Closing, with one or more new staffing providers (the “New Staffing Contracts”) that will provide the Buyer or an Affiliate thereof with the services of contract workers for use in the Business post-Closing under terms and conditions substantially similar to those in the applicable Disqualifying Staffing Contracts and that comply with the Affordable Care Act and do not create a Joint Employer Relationship.  The Buyer shall not unreasonably determine to not enter into a New Staffing Contract if the terms and conditions of such New Staffing Contract are substantially similar to those included in the Existing Staffing Contract being replaced and if such New Staffing Contract complies with the Affordable Care Act and does not create a Joint Employer Relationship.  Notwithstanding anything to the contrary set forth herein, in no event shall the requirement in this Section 4.21 of the Buyer to use commercially reasonable efforts or negotiate in good faith be deemed to require the Buyer to incur any costs, fees or expenses, other than costs, fees or expenses required to be paid for services provided by the staffing provider pursuant to the Existing Staffing Contract or a New Staffing Contract, in each case following the Closing, as the case may be.

Section 4.22.Financial Performance. No later than November 21, 2016 the Sellers shall deliver to the Buyer a certificate executed by the Sellers’ Representative (the “October 2016 EBITDA Certificate”) setting forth the October 2016 TTM EBITDA.  The October 2016 EBITDA Certificate shall include a certification by the Sellers’ Representative, on behalf of the Sellers, that either the October 2016 TTM EBITDA is greater than or equal to the amount set forth on Section 4.22 of the Disclosure Schedules or that the October 2016 TTM EBITDA is less than such amount (the amount by which October 2016 TTM EBITDA is less than the amount set forth on Section 4.22 of the Disclosure Schedules, the “EBITDA Shortfall Amount”).  If the October 2016 EBITDA Certificate includes that the October 2016 TTM EBITDA is less than the amount set forth on Section 4.22 of the Disclosure Schedules, the Base Purchase Price will be reduced by an amount equal (a) the EBITDA Shortfall Amount multiplied by (b) the Applicable Value.

Section 4.23.Retirement Benefit Agreements.  Following the Closing, the Sellers shall, at their sole cost, enforce, on behalf of the Buyer and its Affiliates, all restrictive covenants set forth in any Retirement Benefit Agreement.

Article V

Conditions to Closing

Section 5.1.Conditions to Obligations of the Buyer and the Sellers.  The obligations of the Buyer and the Sellers to consummate the Transaction are subject to the satisfaction of the following conditions:

(a)No temporary restraining Governmental Order, preliminary or permanent injunction or other Governmental Order and no Action shall be in effect or have been instituted or threatened enjoining, prohibiting or otherwise preventing, or seeking to enjoin, prohibit or otherwise prevent the consummation of the Transaction and the Transaction Documents.

(b)No Law shall have been enacted or shall be deemed applicable to the Transaction which makes the consummation of the Transaction illegal.

(c)The applicable waiting period, together with any extensions thereof, under the HSR Act, shall have expired or been terminated, or clearance in writing on terms reasonably satisfactory to the Buyer and the Sellers shall have been received.

Section 5.2.Conditions to Obligations of the Buyer.  The obligation of the Buyer to consummate the Transaction is subject to the satisfaction (or waiver in writing by the Buyer in its sole discretion) of the following further conditions:

(a)Each of (i) the Fundamental Representations made by the Sellers and (ii) the representations and warranties made by the Sellers in Section 2.25 shall be true and correct when made and as of the Closing as if made at and as of the Closing, except to the extent that such Fundamental Representation or the representations and warranties made by the Sellers in Section 2.25, as applicable, refers specifically to an earlier date, in which case such Fundamental Representation shall have been true and correct as of such earlier date.

(b)Each of the representations and warranties made by the Sellers in this Agreement (other than the Fundamental Representations and the representations and warranties made by the Sellers in Section 2.25) that is qualified by materiality shall be true and correct when made and as of the Closing as if made at and as of the Closing and each such representation and warranty that is not so qualified shall be true and correct in all material respects when made and as of the Closing as if made at and as of the Closing, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date.

(c)The Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with at or prior to the Closing.

(d)During the period from the date of this Agreement until the Closing, no Material Adverse Effect shall have occurred.

(e)The Buyer shall have received certificates dated the Closing Date signed on behalf of each Seller by an officer of such Seller to the effect that the conditions set forth in Sections 5.2(a), 5.2(b), 5.2(c) and 5.2(d) have been satisfied (the “Sellers’ Closing Certificate”).

(f)The consents, approvals and copies of the notices (if any) listed on Section 5.2(f) of the Disclosure Schedules shall in each case have been obtained in form and substance reasonably satisfactory to the Buyer and each such consent, approval or notice (x) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (y) shall be in full force and effect.

(g)The Sellers shall have executed and delivered (or caused to be executed and delivered) to the Buyer all agreements and other documents required to be executed and delivered to the Buyer pursuant to this Agreement at or prior to the Closing pursuant to Section 1.7.

(h)The Buyer shall have either, pursuant to Section 4.21, determined that all Existing Staffing Contracts will be Assigned Contracts or, for any Existing Staffing Contracts that are not determined to be Assigned Contracts, have entered into, effective as of the Closing, New Staffing Contracts to replace the benefits received by the Business under the applicable Existing Staffing Contracts.

(i)The Title Company shall be committed to deliver to the Buyer the Title Policies, insuring fee simple title to each parcel of the Transferred Real Property vested in the Buyer, subject only to the Permitted Real Estate Liens.

Section 5.3.Conditions to Obligations of the Sellers.  The obligation of the Sellers to consummate the Transaction is subject to the satisfaction (or waiver in writing by the Representative in its sole discretion) of the following further conditions:

(a)Each of the Fundamental Representations made by the Buyer shall be true and correct when made and as of the Closing as if made at and as of the Closing, except to the extent that such Fundamental Representation refers specifically to an earlier date, in which case such Fundamental Representation shall have been true and correct as of such earlier date.

(b)Each of the representations and warranties of the Buyer set forth in this Agreement (other than the Fundamental Representations) that is qualified by materiality shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date and each such representation and warranty that is not so qualified shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except, in each case, (i) to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date or (ii) for circumstances under which the breach of the representation or warranty could not reasonably be expected to materially impair or delay the ability of the Buyer to perform its obligations under this Agreement and the Transaction Documents and consummate the Transaction.

(c)The Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with at or prior to the Closing Date.

(d)The Sellers’ Representative shall have received a certificate dated the Closing Date signed on behalf of the Buyer by an officer of the Buyer to the effect that the conditions set forth in Sections 5.3(a), 5.3(b), and 5.3(c) have been satisfied (the “Buyer’s Closing Certificate”).

(e)The Buyer shall have executed and delivered to the Sellers all agreements and other documents required to be executed and delivered to the Sellers pursuant to this Agreement at or prior to the Closing.

Article VI

Indemnification

Section 6.1.Survival.

(a)Except as otherwise expressly provided in this Section 6.1(a), all representations and warranties contained in this Agreement and the Transaction Documents, shall survive the Closing for a period of 18 months.  The Fundamental Representations shall survive the Closing indefinitely.  The representations and warranties of the Sellers contained in Section 2.17 (Taxes), 2.16 (Employment Matters), 2.15 (Environmental) and 2.24 (Certain Regulatory Matters) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof).

(b)The covenants and agreements contained in this Agreement and the Transaction Documents shall survive the Closing until 60 days following the expiration of any applicable statute of limitations.

(c)The period for which a representation or warranty, covenant or agreement survives the Closing is referred to herein as the “Applicable Survival Period.”  To the extent that a claim for indemnification under this Article VI is based upon facts or circumstances to which more than one Applicable Survival Period may be applicable, the longest of such Applicable Survival Periods shall apply.  In the event notice of claim for indemnification under Section 6.2 or 6.3 is given within the Applicable Survival Period, the representation or warranty, covenant or agreement that is the subject of such indemnification claim (whether or not formal legal Action shall have been commenced based upon such claim) shall survive with respect to such claim until such claim is finally resolved.  The indemnifying party shall indemnify the indemnified party for all Losses (subject to the limitations set forth herein, if applicable) that the indemnified party may incur in respect of such claim, regardless of when incurred.

Section 6.2.Indemnification by the Sellers.

(a)Subject to the limitations set forth herein, the Sellers shall jointly and severally indemnify and defend the Buyer and its Affiliates, and their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Buyer Indemnitees”) against, and shall hold them harmless from, any and all Losses resulting from, arising out of, or incurred by any Buyer Indemnitee in connection with, or otherwise with respect to (i) any inaccuracy or breach of any representation or warranty made by the Sellers in this Agreement, any of the Transaction Documents or any certificate or other document furnished or to be furnished to the Buyer in connection with the Transaction (without regard and without giving effect to any “materiality”, “material adverse effect” or similar qualification contained in any such representation or warranty); (ii) any breach by the Sellers of any covenant or agreement contained in this Agreement or any of the Transaction Documents (without regard and without giving effect to any “materiality”, “material adverse effect” or similar qualification contained in any such covenant or agreement); (iii) any Excluded Liability; and (iv) any Excluded Asset.

(b)The Sellers shall not be liable for any Losses pursuant to Section 6.2(a)(i): (i) with respect to any Losses unless and until the amount of Losses arising from any matter or series of matters relating to the same underlying fact, circumstances, action or event exceeds $25,000; provided, however, the limitation set forth in this Section 6.2(b)(i) shall not apply to Losses resulting from, arising out of or incurred in connection with or otherwise with respect to any inaccuracy or breach of the representations and warranties made by the Sellers in Section 2.25, and (ii) unless and until the aggregate amount of all such Losses incurred by the Buyer Indemnitees under Section 6.2(a)(i) exceeds $1,500,000, after which the Sellers shall be liable only for Losses in excess of $1,500,000 (subject to the other limitations herein); provided, however, the limitation set forth in this Section 6.2(b)(ii) shall not apply to Losses resulting from, arising out of or incurred in connection with or otherwise with respect to any inaccuracy or breach of the representations and warranties made by the Sellers in Section 2.25.  The cumulative indemnification obligation of the Sellers under Section 6.2(a)(i) shall in no event exceed $22,350,000.  The limitations in this Section 6.2(b) shall not apply to Losses related to any Fundamental Representation.  The limitations in this Section 6.2(b) shall not apply in the case of willful breach or fraud and shall not limit the indemnification otherwise available under other provisions of Section 6.2.

(c)Notwithstanding this Section 6.2(c) or any other provision of this Agreement to the contrary, the Sellers shall not have any indemnification obligations to the Buyer Indemnitees for (i) any punitive damages, except to the extent such damages are included in any action by a third party against a Buyer Indemnitee for which such Buyer Indemnitee is entitled to indemnification hereunder or (ii) for incidental, consequential, special or indirect damages, or any claims for Losses based on diminution of value, lost revenues or profits, down time, reduction in value or loss of anticipated savings, however caused or on any theory, except for (x) any Loss incurred by the Buyer as a result of a breach by the Sellers of the representations and warranties set forth in Section 2.5, in which case the Sellers shall be required to indemnify the Buyer for any such Loss incurred by the Buyer, including incidental, consequential, special or indirect damages that are reasonably foreseeable as a result of the breach of Section 2.5; and (y) with respect to incidental, consequential, special or indirect damages, or any claims for Losses based on diminution of value, lost revenues or profits, down time, reduction in value or loss of anticipated savings, however caused or on any theory other than those described in the immediately preceding clause (x), up to a maximum aggregate amount of $500,000.

Section 6.3.Indemnification by the Buyer.

(a)The Buyer shall indemnify and defend the Sellers and their respective Affiliates, stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Seller Indemnitees”) against, and shall hold them harmless from, any and all Losses resulting from, arising out of, or incurred by any Seller Indemnitee in connection with, or otherwise with respect to (i) any inaccuracy or breach of any representation or warranty made by the Buyer in this Agreement or any of the Transaction Documents (without regard and without giving effect to any “materiality”, “material adverse effect” or similar qualification contained in any such representation or warranty); (ii) any failure by the Buyer to timely perform, pay and discharge the Assumed Liabilities; and (iii) any breach by the Buyer of any covenant or agreement contained in this Agreement or any of the Transaction Documents (without regard and without giving effect to any “materiality”, “material adverse effect” or similar qualification contained in any such covenant or agreement).

(b)The Buyer shall not be liable for any Losses pursuant to Section 6.3(a)(i): (i) with respect to any Losses unless and until the amount of Losses arising from any matter or series of matters relating to the same underlying fact, circumstances, action or event exceeds $25,000; and (ii) unless and until the aggregate amount of all Losses incurred by the Seller Indemnitees under Section 6.3(a)(i) exceeds $1,500,000, after which the Buyer shall be liable only for Losses in excess of $1,500,000 (subject to the other limitations herein).  The cumulative indemnification obligation of the Buyer under Section 6.3(a)(i) shall in no event exceed $22,350,000.  The limitations in this Section 6.3(b) shall not apply to Losses related to any Fundamental Representation.  The limitations in this Section 6.3(b) shall not apply in the case of willful breach or fraud and shall not limit the indemnification otherwise available under other provisions of Section 6.3.

(c)Notwithstanding this Section 6.3(c) or any other provision of this Agreement to the contrary, the Buyer shall not have any indemnification obligations to the Seller Indemnitees for (i) any punitive damages, except to the extent such damages are included in any action by a third party against a Seller Indemnitee for which such Seller Indemnitee is entitled to indemnification hereunder or (ii) for incidental, consequential, special or indirect damages, or any claims for Losses based on diminution of value, lost revenues or profits, down time, reduction in value or loss of anticipated savings, however caused or on any theory, in excess of $500,000.

(d)Indemnification Procedure for Third Party Claims.

(i)In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of this Article VI (a “Third Party Claim”), the Indemnitee shall notify the Indemnitor in writing of such Third Party Claim (such notice, a “Notice of Claim”); provided that the failure or delay in notifying the Indemnitor of such Third Party Claim will not relieve the Indemnitor of any Liability it may have to the Indemnitee, except and only to the extent that such failure or delay causes actual and material harm to the Indemnitor with respect to such Third Party Claim.

(ii)The Indemnitor will have 30 days from the date on which the Indemnitor received the Notice of Claim (the “Indemnitor Defense Review Period”) to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel reasonably acceptable to the Indemnitee and at the sole cost and expense of the Indemnitor (a “Third Party Defense”).  If the Indemnitor assumes the Third Party Defense in accordance herewith, (i) the Indemnitee may retain separate co-counsel, but the fees and expenses of such counsel shall not be at the expense of the Indemnitor unless (A) the Indemnitor shall have failed during the Indemnitor Defense Review Period to assume the defense of such Third Party Claim or (B) the employment of such counsel has been specifically authorized in writing by the Indemnitor, which authorization shall not be unreasonably withheld, and participate in the defense of the Third Party Claim, but the Indemnitor shall control the investigation, defense and settlement thereof; (ii) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitee, which shall not be unreasonably withheld; (iii) the Indemnitor shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation under this Agreement; (iv) the Indemnitor shall conduct the Third Party Defense actively and diligently and provide copies of all correspondence and related documentation in connection with the Third Party Defense to the Indemnitee; (v) the Indemnitor will not take any action, or omit to take any action, without the consent of the Indemnitee, that would cause (x) any Contracts, correspondence or other documents of the Indemnitee or its Affiliates to be disclosed to a third party or (y) any director, officer, employee or agent of the Indemnitee to take any action related to the Third Party Claim which could interfere with or contravene such Person’s duties to the Indemnitee or its Affiliates  and (vi) the Indemnitee will provide reasonable cooperation in the Third Party Defense.  Notwithstanding the foregoing, if counsel for the Indemnitee reasonably determines that there is a conflict between the positions of the Indemnitor and the Indemnitee in conducting the defense of such Action or that there are legal defenses available to such Indemnitee different from or in addition to those available to the Indemnitor, then counsel for the Indemnitee shall be entitled, if the Indemnitee so elects, to conduct the defense to the extent reasonably determined by such counsel to protect the interests of the Indemnitee, at the expense of the Indemnitor.

(iii)If the Indemnitor does not assume the Third Party Defense, the Indemnitee shall have the right to assume the Third Party Defense with counsel of its choice at the expense of the Indemnitor; provided, however, that the Indemnitor shall have the right, at its expense, to participate in such Third Party Defense, but the Indemnitee shall control the investigation, defense and settlement thereof.  The Indemnitee shall conduct the Third Party Defense actively and diligently, and the Indemnitor will provide reasonable cooperation in the Third Party Defense.  The Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner and on such terms as it may deem appropriate without the consent of the Indemnitor; provided, however, that the amount of any settlement made or entry of any judgment consented to by the Indemnitee without the consent of the Indemnitor (not to be unreasonably withheld or delayed) shall not be determinative of the validity of the claim.

(iv)In connection with any Third Party Claim, the Indemnitor hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third Party Claim is brought against any Indemnitee for purposes of any claim that the Indemnitee may have under this Article VI with respect to such Action or the matters alleged therein and agrees that process may be served on the Indemnitor with respect to such a claim anywhere in the world.

(v)The Indemnitor will not be entitled to assume the Third Party Defense if:  (A) the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief; (B) the Third Party Claim relates to or arises in connection with any criminal Action, indictment or allegation; (C) a conflict exists between the Indemnitee and the Indemnitor in respect of the Third Party Claim in accordance with Section 9.4(a); (D) the Third Party Claim involves a customer or supplier of the Buyer or the Business; (E) the Indemnitee reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to or injure the Indemnitee’s reputation or business prospects; (F) the Indemnitor has failed or is failing to vigorously prosecute or defend such Third Party Claim; (G) the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to prosecute the Third Party Defense or the maximum foreseeable damages or amount that may be claimed exceeds the Escrow Amount; or (H) the Third Party Claim could give rise to Losses which are more than the amount indemnifiable by the Indemnitor pursuant to this Article VI.

Section 6.4.Indemnification Procedures for Non-Third Party Claims.  In the event of a claim that does not involve a Third Party Claim being asserted against it, the Indemnitee shall send a notice of claim to the Indemnitor.  The notice of claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim.  The Indemnitor will have 30 days from receipt of such notice of claim to dispute the claim and will reasonably cooperate and assist the Indemnitee in determining the validity of the claim for indemnity.  If the Indemnitor does not give notice to the Indemnitee that it disputes such claim within 30 days after its receipt of the notice of claim, the claim specified in such notice of claim will be conclusively deemed a Loss subject to indemnification hereunder.

Section 6.5.Interest on Losses.  Any and all Losses hereunder shall bear interest from the date incurred until paid at the “prime rate” as published in The Wall Street Journal, Eastern Edition on the date such Loss was incurred.

Section 6.6.Contingent Claims.  Nothing herein shall be deemed to prevent an Indemnitee from making a claim hereunder for potential or contingent claims or demands; provided that the notice of claim sets forth the specific basis for any such contingent claim to the extent then feasible and the indemnified party has reasonable grounds to believe that such a claim may be made.

Section 6.7.Effect of Investigation; Waiver.  An Indemnitee’s right to indemnification or other remedies based upon the representations, warranties, covenants and agreements of the Indemnitor will not be affected by any investigation or knowledge of the Indemnitee or any waiver by the Indemnitee of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement.  Such representations and warranties and covenants and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee knew or should have known that any representation or warranty might be inaccurate or that the Indemnitor failed to comply with any agreement or covenant.  Any investigation by such party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.

Section 6.8.Exclusive Rights and Remedies.  From and after the Closing, the indemnification rights provided by this Article VI shall constitute the sole and exclusive remedy of the Buyer Indemnitees and Seller Indemnitees for any breach of representations, warranties, covenants or agreements contained in this Agreement; provided, however, that nothing herein shall limit (i) any claim based on fraud, willful misrepresentation or willful breach, or (ii) any party’s right to seek specific performance, injunctive relief or other equitable remedies.

Section 6.9.Tax Treatment of Indemnification Payments.  Except as otherwise required by applicable Law, the parties shall treat any indemnification payment made hereunder as an adjustment to the consideration payable under this Agreement.

Section 6.10.Insurance.  For all purposes of this Article VI, “Losses” shall be net of any insurance or other recoveries actually recovered by the Indemnitee in connection with the facts giving rise to the right of indemnification (net of any expenses incurred by such Indemnitee in collecting such amount).

Article VII

Termination

Section 7.1.Termination.

(a)This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing:

(i)by mutual written consent of the Buyer and the Sellers’ Representative;

(ii)by the Buyer or the Sellers’ Representative if the Closing does not occur on or before the date that is four months from the date hereof; provided that the right to terminate this Agreement under this clause (ii) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in the failure of, the Closing to occur on or before such date;

(iii)by the Buyer if (A) a Seller shall have breached any of the covenants or agreements contained in this Agreement to be complied with by such Seller such that the closing condition set forth in Section 5.2(c) would not be satisfied, (B) there exists a breach of any representation or warranty of a Seller contained in this Agreement such that the closing condition set forth in Section 5.2(b) or Section 5.2(c) would not be satisfied or (C) following the date hereof a Material Adverse Effect has occurred; provided, (1) in the case of clause (A) and (B) of this Section 7.1(a)(iii), that such breach is not cured by the Sellers within 20 Business Days after the Sellers receive written notice of such breach from the Buyer and (2) the Buyer shall not be entitled to terminate this Agreement pursuant to clause (A) or (B) of this Section 7.1(a)(iii) if, at the time of such termination the Buyer is in breach of any representation, warranty, covenant or other agreement contained herein in a manner that the conditions to Closing set forth in Section 5.3(a), Section 5.3(b) or Section 5.3(c), as applicable, would not have been satisfied;

(iv)by the Sellers’ Representative if (A) the Buyer shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Buyer such that the closing condition set forth in Section 5.3(c) would not be satisfied or (B) there exists a breach of any representation or warranty of the Buyer contained in this Agreement such that the closing condition set forth in Section 5.3(a) or Section 5.3(b) would not be satisfied; provided, (1) in the case of clause (A) and (B) of this Section 7.1(a)(iv), that such breach is not cured by the Buyer within 20 Business Days after the Buyer receives written notice of such breach from the Sellers’ Representative and (2) the Sellers’ Representative shall not be entitled to terminate this Agreement pursuant to this Section 7.1(a)(iv) if, at the time of such termination a Seller is in breach of any representation, warranty, covenant or other agreement contained herein in a manner that the conditions to Closing set forth in Section 5.2(a), Section 5.2(b) or Section 5.2(c), as applicable, would not have been satisfied; or

(v)by the Buyer or the Sellers’ Representative if a Governmental Authority shall have issued a Governmental Order or taken any other Action, in any case having the effect of restraining, enjoining or otherwise prohibiting, or attempting to restrain, enjoin or otherwise prohibit, the Transaction and such Governmental Order or other Action is final and non-appealable.

(b)The party desiring to terminate this Agreement pursuant to Section 7.1 shall give written notice of such termination to the other parties hereto.

(c)Effect of Termination.  In the event of termination of this Agreement in accordance with Section 7.1, this Agreement will forthwith become void and have no effect, without any Liability (other than with respect to any claim for breach of any representation, warranty, covenant or agreement set forth in this Agreement); provided, that the provisions of Section 4.6, Article VII and Article IX will survive any termination hereof pursuant to Section 7.1.

Article VIII

Miscellaneous

Section 8.1.Expenses.  Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs and expenses.

Section 8.2.Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given:  (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, or on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.2:

If to a Seller:	Joseph A. Caito Caito Foods Service Inc. 3120 North Post Road Indianapolis, Indiana 46226 and Philip J. Caito Caito Foods Service Inc. 3120 North Post Road Indianapolis, Indiana 46226
with a copy to (which shall not constitute notice):	Faegre Baker Daniels LLP 600 East 96th Street, Suite 600 Indianapolis, Indiana 46240 Facsimile: (317) 569-4800 E-mail: Brian.Fennerty@Faegrebd.com Attention: Brian S. Fennerty
If to the Sellers’ Representative:	Matthew Caito Caito Foods Service Inc. 3120 North Post Road Indianapolis, Indiana 46226 E-mail: CaitoMa@caitofoods.com>

with a copy to (which shall not constitute notice):	Faegre Baker Daniels LLP 600 East 96th Street, Suite 600 Indianapolis, Indiana 46240 Facsimile: (317) 569-4800 E-mail: Brian.Fennerty@Faegrebd.com Attention: Brian S. Fennerty
If to the Buyer:	SpartanNash Company 850 76th Street SW PO Box 8700 Grand Rapids, Michigan 49518-8700 Facsimile: 616-878-8287 E-mail: Kathleen.Mahoney@SpartanNash.com Attention: Kathleen M. Mahoney
with a copy to (which shall not constitute :	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Facsimile: (212) 309-6001 E-mail: David.Pollak@morganlewis.com Attention: David W. Pollak

Section 8.3.Interpretation.  For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:  (a) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified; (e) the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified; (f) a reference to any party to this Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns; (g) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (h) any event, the scheduled occurrence of which would fall on a day that is not a Business Day, shall be deferred until the next succeeding Business Day;  and (i) reference to any Law means such Law as in effect as of the date hereof.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.  The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.4.Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 8.5.Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Except as provided in Section 4.7(e), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the greatest extent possible.

Section 8.6.Entire Agreement.  This Agreement, the Disclosure Schedules and Exhibits hereto, and each of the Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.  In the event of any inconsistency between the statements in the body of this Agreement, the Exhibits, the Disclosure Schedules and the Transaction Documents (other than an exception expressly set forth as such in the Disclosure Schedules and other than as expressly set forth in any Transaction Document), the statements in the body of this Agreement will control.

Section 8.7.Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  The Buyer may assign all or any part of this Agreement to one or more Affiliates of the Buyer (each, a “Designated Affiliate”) or to any of its lenders without the prior written consent of any Seller or the Sellers’ Representative, provided, that any such assignment shall not relieve the Buyer of any of its obligations hereunder.  No Seller may assign its rights or obligations hereunder without the prior written consent of the Buyer.

Section 8.8.No Third Party Beneficiaries.  Except as provided in Article VI, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.9.Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Buyer and the Sellers’ Representative.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party against whom such waiver is sought to be enforced.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.10.Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

(b)ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTION MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY OF NEW YORK AND COUNTY OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  FOR PURPOSES OF CLARIFICATION, NOTHING IN THIS SECTION 8.10 SHALL PREVENT A PARTY FROM FILING SUIT IN ANY COURT OTHER THAN THOSE IDENTIFIED ABOVE TO THE EXTENT SUCH COURT HAS JURISDICTION TO HEAR SUCH SUIT.

(c)EXCEPT FOR ANY DISPUTE TO BE RESOLVED PURSUANT TO SECTION 1.6 OR SECTION 1.9, EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.10(c).

Section 8.11.Specific Performance.

(a)The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  The parties accordingly agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(b)The parties hereto hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Buyer or the Sellers, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Buyer or the Sellers, as applicable, under this Agreement all in accordance with the terms of this Section 8.11.

(c)No Party shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, all in accordance with the terms of this Section 8.11.

Section 8.12.Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement or a Transaction Document, as applicable, delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement or a Transaction Document, as applicable.

Section 8.13.Non-Recourse.  This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or Liabilities of any party hereto under this Agreement or for any claim or action based on, in respect of or by reason of the Transaction.

Section 8.14.Sellers’ Representative.  Each Seller irrevocably appoints the Sellers’ Representative with power of designation and assignment as its true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, such Seller, with the full power, without the consent of such Seller, as applicable, to exercise as the Sellers’ Representative in its sole discretion deems appropriate and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative in connection with this Agreement, including the giving or declining of any consent or approval on behalf of such Seller pursuant to this Agreement.  The Buyer shall be entitled to rely exclusively upon any notices and other acts of the Sellers’ Representative relating to the Sellers’ rights and obligations hereunder as being legally binding acts of each Seller individually and collectively and the Buyer shall deliver any notice required or permitted hereunder to be delivered to the Sellers to the Sellers’ Representative.  The appointment and power of attorney granted by each Seller to the Sellers’ Representative shall be deemed coupled with an interest and all authority conferred hereby shall be irrevocable.

Article IX

Definitions

The following terms have the meanings given to them in this Article IX:

“2019 Fresh Kitchen EBITDA Excess” has the meaning set forth in Section 1.9(a).

“2019 Fresh Kitchen EBITDA Excess Payment” has the meaning set forth in Section 1.9(a).

“2019 Fresh Kitchen EBITDA Threshold” means the amount set forth on Exhibit E.

“Accounts Receivable” means all accounts or notes receivable held by any member of the Seller Group recorded in accordance with GAAP consistent with the past practices of Sellers (including for all Inventory shipped prior to Closing or for services rendered prior to Closing), and any security, claim, remedy or other right related to any of the foregoing.

“Acquisition Proposal” has the meaning set forth in Section 4.4(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Additional Asset Notice” has the meaning set forth in Section 1.1.

“Additional Contracts” means the Contracts set forth on Section 9.01(a) of the Disclosure Schedules

“Adjusted Closing Statement” has the meaning set forth in Section 1.6(b).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affordable Care Act” has the meaning set forth in Section 4.21.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Statement” has the meaning set forth in Section 1.10.

“Applicable Survival Period” has the meaning set forth in Section 6.1(c).

“Applicable Value” shall mean the amount set forth on Section 4.22 of the Disclosure Schedules across from the heading “Applicable Value”.

“Approval” has the meaning set forth in Section 4.10(a).

“Assigned Contracts” has the meaning set forth in Section 1.1(b).

“Assignment Documents” has the meaning set forth in Section 1.7(a)(i).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Base Purchase Price” has the meaning set forth in Section 1.5(a).

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject thereto) and each benefit, retirement, employment, compensation, incentive, bonus, profit sharing, pension, stock option, restricted stock, stock appreciation right, stock ownership, stock purchase, phantom equity, or other equity-based compensation, change in control, severance, retention, deferred compensation, flexible spending, day or dependent care, legal services, cafeteria, life, health, welfare, post-retirement, dental, vision, accident, disability, vacation, paid time off, leave of absence,  and fringe benefit, or other benefit plan, policy, program or agreement, whether or not reduced to writing, in effect and covering one or more individuals, which is maintained, sponsored, contributed to, or required to be contributed to by any member of the Seller Group, or with respect to which a member of the Seller Group has any Liability, whether actual or contingent, for premiums, contributions, benefits or otherwise (and shall include, for the avoidance of doubt, the Employee Contracts).

“Books and Records” means originals, or where not available, copies, of all books and records that are used in or related to the Business, Purchased Assets or Assumed Liabilities other than the Employee Records.  Books and Records should be interpreted broadly and includes books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, product information, production documents, customer complaints and inquiry files, customer presentations, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, audits, advertising materials, artwork files, drawings, material and research and files relating to the Intellectual Property, good manufacturing practice compliance documents, including Hazard Analysis and Critical Control Point management system plans, allergen control policies, production and process controls, standard operating procedures and work instructions, validation and evaluation documents, all written correspondence with the FDA including inspections training documents, all documents required to be preserved under PACA, including bills of lading, diversion orders, paid freight and other bills, car manifests, express receipts, confirmations and memorandums of sales, letter and wire correspondence, inspection certificates, invoices on purchases, receiving records, sales tickets, copies of statements (bills) of sales to customers, accounts of sales, papers relating to loss and damage claims against carriers, records as to reconditioning, shrinkage and dumping, daily inventories by lots, a consolidated record of all rebates and allowances made or received in connection with shipments handled for the account of another, ledger records, and all other pertinent papers relating to the shipment, handling, delivery, and sale of each lot of produce, and written records relating to the regulatory filings with the FDA, but only to the extent that any of the foregoing are used in or related to the Business, Purchased Assets or Assumed Liabilities, and only to the extent permitted by Law but shall exclude all Employee Records.

“BRT” has the meaning set forth in the Preamble.

“BRT Financial Statements” has the meaning set forth in Section 2.5(b).

“BRT Interim Financial Statements” has the meaning set forth in Section 2.5(b).

“BRT Reviewed Financial Statements” has the meaning set forth in Section 2.5(b).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are authorized or obligated by applicable Law to close.

“Business Products” has the meaning set forth in Section 2.20.

“Buyer” has the meaning set forth in the Preamble.

“Buyer’s Closing Certificate” has the meaning set forth in Section 5.3(d).

“Buyer’s Knowledge” means the actual knowledge, after due inquiry, of Kathleen Mahoney.

“Buyer Indemnitees” has the meaning set forth in Section 6.2(a).

“Caito” has the meaning set forth in the Preamble.

“Caito Audited Financial Statements” has the meaning set forth in Section 2.5(a).

“Caito Financial Statements” has the meaning set forth in Section 2.5(a).

“Caito Interim Financial Statements” has the meaning set forth in Section 2.5(a).

“Caito Name Usage Agreement” means a certain Caito Name Usage Agreement, substantially in the form attached as Exhibit I hereto, to be executed by each Person set forth on Section 9.08 of the Disclosure Schedules.

“Cash” means cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Cash Balance Excess” means the amount, if any, by which Cash Balances exceed the Outstanding Check Balances.

“Cash Balance Shortfall” means the amount, if any, by which the Outstanding Check Balances exceed the Cash Balances.

“Cash Balances” means the aggregate amount of all Cash of any member of the Seller Group held in any Seller Bank Account as of 12:01 a.m. New York time on the Closing Date.

“Closing” has the meaning set forth in Section 1.8.

“Closing Date” has the meaning set forth in Section 1.8.

“Closing Date Working Capital Excess” means the amount, if any, by which Closing Working Capital exceeds the Target Working Capital.

“Closing Date Working Capital Shortfall” means the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital.

“Closing Indebtedness” means the aggregate amount of the Indebtedness of the Seller Group as of 12:01 a.m. New York time on the Closing Date, plus any accrued interest thereon.

“Closing Payment” means the Purchase Price reduced by (i) the Closing Indebtedness, (ii) the amount of the Transaction Expenses and (iii) the Escrow Amount.

“Closing Working Capital” means, as of 12:01 a.m., Eastern time, on the Closing Date, (a) the aggregate amount of Current Assets, less (b) the aggregate amount of Current Liabilities, as calculated in accordance with GAAP as applied on a consistent basis and prepared using the format and accounting principles, methodologies and policies set forth on Exhibit H.  For illustrative purposes, an example, prepared by the Buyer and the Sellers, of the elements of Closing Working Capital, as if the Closing Date were September 30, 2016, is attached as Schedule H hereto.

“COBRA” has the meaning set forth in Section 4.18(d).

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Commitments” has the meaning set forth in Section 4.19.

“Confidentiality Agreement” has the meaning set forth in Section 4.6.

“Construction Contract” means that certain Guaranteed Maximum Price Contract dated October 29, 2015, by and between Caito and ESI Constructors, Inc. (“ESI”), together with all amendments, modifications and change orders made thereto or executed in connection therewith prior to the date hereof or thereafter to the extent permitted hereby.

“Construction Contract Security Documents” means, collectively, the collateral assignment of the Construction Contract, security agreement, financing statement and other instruments, documents or agreements granting a Lien in the Construction Contract in favor of the Buyer, in each case, as reasonably requested by the Buyer in order to provide the Buyer with a perfected security interest in the Construction Contract in accordance with the terms of the Owners’ Representative Agreement.

“Continuing Employee” has the meaning set forth in Section 4.18(e).

“Contracts” means all contracts, leases, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and other agreements of each member of the Seller Group, whether written or oral.

“Cumulative Fresh Kitchen EBITDA Threshold” means the amount set forth on Exhibit E.

“Cumulative Other Business EBITDA Threshold” means the amount set forth on Exhibit F.

“Current Assets” means the current assets of the Business that are Purchased Assets included in the line items set forth under the heading “Current Assets” on Section 1.6(a) of the Disclosure Schedules and only to the extent acquired pursuant to this Agreement.

“Current Liabilities” means the current liabilities of the Business that are Assumed Liabilities included in the line items set forth under the heading “Current Liabilities” on Section 1.6(a) of the Disclosure Schedules and only to the extent assumed as Assumed Liabilities pursuant to this Agreement.

“Data Room” means the electronic data room created and maintained by or on behalf of the Sellers in connection with the contemplated sale of the Business.

“Deadline Date” has the meaning set forth in Section 1.9(d).

“Deadline Date Extension Period” has the meaning set forth in Section 1.9(d).

“Deed” has the meaning set forth in Section 1.7(a)(i).

“Deficiency” has the meaning set forth in Section 1.6(f)(i).

“Determination Notice” has the meaning set forth in Section 1.9(b).

“Designated Affiliate” has the meaning set forth in Section 8.7.

“Disagreement Notice” has the meaning set forth in Section 1.9(e).

“Disclosure Schedules” has the meaning set forth in Article II.

“Disqualifying Staffing Contracts” has the meaning set forth in Section 4.21.

“EBITDA Shortfall Amount” has the meaning set forth in Section 4.22.

“Employees” means those Persons employed by any member of the Seller Group immediately prior to the Closing.

“Employment Agreement” means a certain Employment Agreement, substantially in the form attached as Exhibit K hereto, to be executed by each Person set forth on Section 1.7(a)(xv) of the Disclosure Schedules.

“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, Liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law.

“Environmental Law” means any and all federal, state, local, provincial and foreign Law, Environmental Permits, policies, guidance documents, injunctions, or agreements with any Governmental Authority, relating to the protection of health and the environment, worker health and safety, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, registration, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.

“Environmental Permit” means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required or issued by any Governmental Authority under or in connection with any Environmental Law, including any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Authority under any applicable Environmental Law.

“Employee Contracts” has the meaning set forth in Section 2.8(a)(xiii).

“Employee Records” means the employee and personnel records of those individuals employed by the Business whether at or prior to the Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” means Wells Fargo Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 1.7(b)(ii).

“Escrow Amount” means $15,000,000.

“ESI” has the meaning set forth in the definition of Construction Contract.

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.6(a).

“Estimated Closing Payment” has the meaning set forth in Section 1.6(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.6(a).

“Excess” has the meaning set forth in Section 1.6(f)(ii).

“Excluded Asset Notice” has the meaning set forth in Section 1.2.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Existing Staffing Contracts” means all Contracts between a member of the Seller Group and a third party provider of staffing services, and shall include the Contracts listed on Section 4.21 of the Disclosure Schedules.

“FCPA” has the meaning set forth in Section 2.24(d).

“FDA” means the United States Food and Drug Administration.

“Final Completion” means (i) final completion of the Fresh Kitchen pursuant to and in accordance with the Construction Contract, (ii) payment by Caito of the final payment (including any retainage) thereunder and the satisfaction of ESI’s obligations thereunder in connection with final completion (including the delivery of final unconditional lien waivers from ESI and its Subsidiaries), (iii) final commissioning of all Fresh Kitchen equipment and facility systems (including refrigeration, HVAC, etc.), (iv) satisfactory completion of any required governmental or third party  inspections and issuance of all required Permits necessary for the operation of the Fresh Kitchen, and (v) that the Fresh Kitchen shall be capable of producing food products in commercial volume in accordance with applicable Law, in each case as determined by the Buyer in its reasonable discretion.

“Fresh Kitchen” means the kitchen facility consisting of approximately 116,000 square feet that will cook various items in bulk for sale to grocery stores and other food retail outlets that sell the food for consumption by customers, which kitchen facility is referred to by the parties hereto as “The Fresh Kitchen” and which Caito will complete pursuant to the Owner’s Representative Agreement.

“Fresh Kitchen Annual Payment Target” means with respect to a particular fiscal year of the Buyer, the annual payment target amount set forth across from such fiscal year on Exhibit E hereto.

“Fresh Kitchen EBITDA” means, for a particular period, Fresh Kitchen Revenue for such period minus Fresh Kitchen Expenses for such period.

“Fresh Kitchen EBITDA Threshold” means, with respect to the applicable fiscal year, the amount set forth opposite such fiscal year on Exhibit E.

“Fresh Kitchen Expenses” means, for a particular period, the direct, third-party out-of-pocket costs and expenses incurred by Buyer or any of its Affiliates in connection with the operation of the Fresh Kitchen.  For purposes of clarification, “Fresh Kitchen Expenses” shall include direct expenses incurred in connection with the operation of the Fresh Kitchen like cost of goods sold, direct labor and utilities or any other cost directly attributable to the Fresh Kitchen and shall not include any expenses that are not directly related to the operation of the Fresh Kitchen such as allocations overhead by the Buyer or any of its Affiliates.

“Fresh Kitchen Revenue” means, for a particular period, the gross revenues of Buyer or any of its Affiliates derived from the operation of the Fresh Kitchen, including, without limitation, all revenues derived from the sale of products cooked, processed and/or packaged by, at or through the Fresh Kitchen, reduced by the amount of any rebates, discounts, and credits associated with such sales.

“FreshRealm” means FreshRealm, LLC.

“FreshRealm Interests” has the meaning set forth in Section 1.1(o).

“Fundamental Representations” means the representations and warranties of the Sellers set forth in Section 2.1, Section 2.2, Section 2.9, the last two sentences of Section 2.10 and Section 2.21, and the representations and warranties of the Buyer set forth in Section 3.1, Section 3.3 and Section 3.4.

“GAAP” means generally accepted accounting principles as used in the United States.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which Liability can be imposed under any Environmental Law.

“Hedge Contract” means any of the following entered into by any member of the  Seller Group: (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immediate Family Member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except Trade Accounts Payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; (h) any obligations owed by any member of the Seller Group pursuant to any Hedge Contracts and (i) any prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing.

“Indemnitee” means a Buyer Indemnitee or Seller Indemnitee, as the case may be.

“Indemnitor” means a party to this Agreement that is obligated to indemnify an Indemnitee.

“Indemnitor Defense Review Period” has the meaning set forth in Section 6.3(d)(ii).

“Insurance Policies” means the insurance policies maintained by any member of the Seller Group in connection with the Business or the Purchased Assets or Assumed Liabilities or with respect to which a member of the Seller Group is a named insured or otherwise the beneficiary of coverage.

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including all copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, algorithms, files, records, schematics, computerized databases and other related specifications and documentation (all of the foregoing in (f) collectively, “Software”); (g) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing; and (h) all rights to any Actions of any nature available to or being pursued by any member of the Seller Group to the extent related to the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

“Intellectual Property Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral:  (i) relating to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted to which a member of the Seller Group is a party, beneficiary or by which a member of the Seller Group is otherwise bound, and/or (ii) any such Contract pursuant to which any Person is granted the right to use any Intellectual Property Assets; all of which are set forth on Section 2.8(a) of the Disclosure Schedules.

“Intellectual Property Assets” means all Intellectual Property that is (i) owned or purported to be owned by a member of the Seller Group or to which a member of the Seller Group has rights, and (ii) held, used in or necessary for the conduct of the Business as currently conducted.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Interim Period” has the meaning set forth in Section 4.1.

“Inventory” means (a) all raw materials, works‑in‑process and finished goods relating to the Business, (b) all saleable, packaged, finished goods inventory with an expiration date occurring no sooner than 24 months after the Closing Date, and (c) all useable samples, components, packaging, supplies and other items relating to the Business recorded as inventory in accordance with GAAP consistent with the past practices of Sellers.

“Joint Employer Relationship” has the meaning set forth in Section 4.21.

“Knowledge of the Sellers” or the “Sellers’ Knowledge” or any other similar knowledge qualification, means the actual knowledge of any director or officer of any member of the Seller Group and those individuals listed on Section 9.05 of the Disclosure Schedules, after due inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leases” has the meaning set forth in Section 1.1(q).

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, encumbrance or any other restriction or limitation whatsoever.

“Losses” means any and all damages, losses, claims (including third party claims), Liabilities, actions, suits, proceedings, interest, penalties, Taxes, fines, costs or expenses, including reasonable attorneys’ fees, investigation costs and expenses and diminution in value.

“made available” means made available in the Data Room in an unredacted form to the Buyer on or prior to the second Business Day prior to the date hereof.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the business, results of operations, financial condition or assets of the Business, including the Purchased Assets; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and no change or effect resulting from any of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) general economic or political conditions or changes thereto; (ii) conditions generally affecting the industries in which the Seller Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; or (vi) any acts of God; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv), or (vi) immediately above may be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Business compared to other participants in the industry in which the Business operates.  For purposes of Section 5.2(d), any loss of revenue of the Business arising from the termination or loss of a relationship with a customer during the 60-day period prior to the date hereof that resulted in an EBITDA Shortfall Amount, and any EBITDA Shortfall Amount whether relating to the loss of any such customer or the result of any other reason, shall not be taken into account in determining whether there has been or will be a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 2.8(a).

“Material Suppliers” has the meaning set forth in Section 2.22.

“Neutral Accountant” means KPMG, LLP.

“New Staffing Contracts” has the meaning set forth in Section 4.21.

“Non-Assignable Asset” has the meaning set forth in Section 4.10(a).

“Notice of Acceptance” has the meaning set forth in Section 1.6(d).

“Notice of Claim” has the meaning set forth in Section 6.3(d)(i).

“Notice of Disagreement” has the meaning set forth in Section 1.6(d).

“Notice of EBITDA Acceptance” has the meaning set forth in Section 1.9(e).

“Objection Deadline” has the meaning set forth in Section 1.6(c).

“Objection Deadline Extension Period” has the meaning set forth in Section 1.6(c).

“October 2016 Consolidated Business Expenses” means (a) with respect to Caito, for the trailing twelve-month period ended October 28, 2016 and (b) with respect to BRT, for the trailing twelve-month period ended October 31, 2016, the consolidated direct, third-party out-of-pocket costs and expenses incurred by the Sellers during such period in connection with the operation of the Business.  For purposes of clarification, “October 2016 Consolidated Business Expenses” shall include direct expenses incurred in connection with the operation of the Business like cost of goods sold, direct labor and utilities or any other cost directly attributable to the Business.

“October 2016 Consolidated Business Revenue” means (a) with respect to Caito, for the trailing twelve-month period ended October 28, 2016 and (b) with respect to BRT, for the trailing twelve-month period ended October 31, 2016, the gross consolidated revenues of the Sellers during such period derived from the operation of the Business, reduced by the amount of any rebates, discounts, and credits associated with such sales.

“October 2016 EBITDA Certificate” has the meaning set forth in Section 4.22.

“October 2016 TTM EBITDA” means the October 2016 Consolidated Business Revenue minus the October 2016 Consolidated Business Expenses.

“Other Business” means the Business, other than the Fresh Kitchen.

“Other Business Annual Payment Target” means with respect to a particular fiscal year of the Buyer, the annual payment target amount set forth across from such fiscal year on Exhibit F hereto.

“Other Business EBITDA” means, for a particular period, the Other Business Revenue for such period minus Other Business Expenses for such period.

“Other Business EBITDA Threshold” means, with respect to the applicable fiscal year, the amount set forth opposite such fiscal year on Exhibit F.

“Other Business Expenses” means, for a particular period, the direct, third-party out-of-pocket costs and expenses incurred by Buyer or any of its Affiliates in connection with the operation of the Business, other than any Fresh Kitchen Expenses.  For purposes of clarification, “Other Business Expenses” shall include direct expenses incurred in connection with the operation of the Business (other than the Fresh Kitchen) like cost of goods sold, direct labor and utilities or any other cost directly attributable to the Business (other than the Fresh Kitchen) and shall not include any expenses that are not directly related to the operation of the Business such as allocations overhead by the Buyer or any of its Affiliates, unless such overhead allocations replace expenses incurred in the Business as of the date hereof or as of the Closing or otherwise directly support the Business.

“Other Business  Revenue” means, for a particular period, the gross revenues of Buyer or any of its Affiliates derived from the operation of the Business (other than from the operation of the Fresh Kitchen), reduced by the amount of any rebates, discounts, and credits associated with such sales.

“Outstanding Check Balances” means all Liabilities of any member of the Seller Group arising from checks to be drawn on any of the Seller Bank Accounts that were issued to third parties but not drawn upon as of 12:01 a.m. New York time on the Closing Date.

“Owner’s Representative Agreement” has the meaning set forth in Section 4.17.

“PACA” has the meaning set forth in Section 2.24(d).

“Payoff Letters” has the meaning set forth in Section 1.7(a)(viii).

“Permits” means a franchise, grant, authorization, license, permit, easement, variance, exception, consent, certificate, exemption, clearance, approval, declaration, registration, extension of applicable waiting period or filing or orders of or required by any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due and delinquent, as of the Closing Date, or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate accruals or reserves are expressly reflected on the Caito Financial Statements or the BRT Financial Statements, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or  incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Seller or any member of the Seller Group, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate accruals or reserves are expressly reflected on the Caito Financial Statements or the BRT Financial Statements, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way with respect to real property arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, and (d) with respect to the Transferred Real Property, the Permitted Real Estate Liens.

“Permitted Real Estate Liens” means those certain covenants, conditions, easements and exceptions to title approved by the Buyer, as set forth under the heading “Permitted Liens” on Section 4.19 of the Disclosure Schedules.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.  In the case of any taxable period that includes (but does not end on) the Closing Date, real, personal and intangible property Taxes and similar Taxes imposed with respect to the Purchased Assets shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis.  In the case of other Taxes arising in a taxable period of any member of the Seller Group that includes (but does not end on) the Closing Date, the allocation of such Taxes between the Pre-Closing Tax Period and the Post-Closing Tax Period shall be made on the basis of an interim closing of the books as at 11:59 p.m. New York time on the day immediately preceding the Closing Date, except for income taxes which shall be based on a closing of the books as of the end of the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 1.6(a).

“Pro-Rata Share” means as follows: with respect to Caito, 88.4%, and with respect to BRT, 11.6%.

“Product Liability” means any liability, claim or expense (regardless of whether it was insured), including attorneys’ fees and medical expenses, arising in whole or in part out of a breach of any express or implied product warranty by any member of the Seller Group, strict liability in tort, negligent manufacture of product, or any other allegation of liability arising from the production of the products of the Business.

“Property Documents” has the meaning set forth in Section 2.14(d).

“Purchased Assets” has the meaning set forth in Section 1.1.

“Purchase Price” has the meaning set forth in Section 1.5.

“Regulatory Actions” has the meaning set forth in Section 2.24(a).

“Related Person” with respect to a particular individual, means: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control of any Seller, including each shareholder and member, as applicable; (ii) any Person that holds a material interest in any member of the Seller Group; (iii) each Person that serves as a director, officer or manager of any member of the Seller Group; (iv) any Person in which any member of the Seller Group holds a material interest; and (v) any Immediate Family Member of any individual described in clause (ii) or (iii) above.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of a Hazardous Material.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, lenders and other agents of such Person.

“Restricted Business” has the meaning set forth in Section 4.7(a).

“Restrictive Covenants Agreement” means a certain Restrictive Covenants Agreement, substantially in the form attached as Exhibit C hereto, to be executed by each Person set forth on Section 9.07 of the Disclosure Schedules.

“Retirement Benefit Agreements” mean each of (a) that certain Retirement Benefit Plan Agreement, dated as of April 14, 2016, between Caito and Frederick J. Caito; (b) that certain Retirement Benefit Plan Agreement, which was signed in 2015, between Caito and Anthony J. Comella; and (c) that certain oral Retirement Benefit Agreement between Caito and Wayne Wolven.

“Section 1060 Forms” has the meaning set forth in Section 1.10.

“Seller Affiliate” means any Affiliate of a Seller.

“Seller Bank Accounts” means the bank accounts of any member of the Seller Group used in the Business set forth on Section 9.09 of the Disclosure Schedules.

“Seller Group” means each Seller, each Subsidiary of each Seller and any other Person that is controlled directly or indirectly by a Seller.

“Seller Indemnitees” has the meaning set forth in Section 6.3(a).

“Seller Permits” has the meaning set forth in Section 2.13(b).

“Sellers’ Closing Certificate” has the meaning set forth in Section 5.2(e).

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Representative” has the meaning set forth in the Preamble.

“Site” means the Transferred Real Property and any other real properties currently or previously owned, leased, occupied or operated by: (i) any member of the Seller Group in connection with the Purchased Assets or the Business; (ii) any predecessors of Seller Group members in connection with the Purchased Assets or the Business; or (iii) any entities previously owned by any member of the Seller Group in connection with the Purchased Assets or Business, in each case, including all soil, subsoil, surface waters and groundwater thereat.

“Software” has the meaning set forth in the definition of Intellectual Property.

“Subleases” has the meaning set forth in Section 1.1(q).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Substantial Completion” has the meaning set forth in the Construction Contract.

“Target Working Capital” means $10,484,000.

“Taxes” means all (i) federal, state, local and foreign taxes, levies or other assessments or governmental charges, including net or gross income or profits, excise, property, sales or use, ad valorem, workman’s compensation, abandoned property, escheat, unclaimed property, deed, alternative or add-on minimum, value added, profits, license, occupation, import duties, withholding (with respect to compensation or otherwise), payroll, employment, unemployment, workman’s compensation, net worth, capital gains, transfer, stamp, social security, Medicare, environmental, transfer tax occupation and franchise taxes, imposed by any Governmental Authority; (ii) liability for any such items described in clause (i) that is imposed by reason of U.S. Treasury Regulation §1.1502-6 or similar provisions of state, local or foreign Law; and (iii) liability for any such items described in clause (i) imposed on any transferee or indemnitor, by Contract or otherwise, and, in each case, including any interest, penalties and additions attributable thereto.

“Taxing Authority” means any Governmental Authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.

“Tax Return” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority, in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 6.3(d)(i).

“Third Party Defense” has the meaning set forth in Section 6.3(d)(ii).

“Title Company” has the meaning set forth in Section 4.19.

“Title Policy” has the meaning set forth in Section 4.19.

“Trade Accounts Payable” means, to the extent included as a Current Liability, the trade accounts payable of any member of the Seller Group to third parties in connection with the Business that remain unpaid and are not delinquent as of the Closing Date and that either are reflected on the Caito Interim Financial Statements or BRT Interim Financial Statements or arose in the ordinary course of business consistent with past practice since the date of the Caito Interim Financial Statements or BRT Interim Financial Statements; provided, that Trade Account Payables shall not include (i) intercompany or related party payables, (ii) debt, loan or other payables to financial institutions or (iii) payables not incurred in the ordinary course of business.

“Transaction” means the transactions contemplated by this Agreement and any Transaction Document.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Assignment Documents, the Seller’s Closing Certificate, the Buyer’s Closing Certificate, the Owner’s Representative Agreement, the Construction Contract Security Documents and any other certificates or instruments delivered pursuant hereto.

“Transaction Expenses” means fees, costs and expenses of the Seller Group or any other Seller Affiliate, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, to the extent not paid by Sellers.  For the avoidance of doubt, Transaction Expenses shall include all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable in connection with or anticipation of the consummation of the Transactions and any Taxes payable in connection with any such amounts.

“Transferred Leased Property” has the meaning set forth in Section 1.1(q).

“Transferred Property” means the Transferred Leased Property and the Transferred Real Property.

“Transferred Real Property” has the meaning set forth in Section 1.1(p).

“USDA” has the meaning set forth in Section 2.24(c).

“WARN Act” has the meaning set forth in Section 1.4(g).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers or agents thereunto duly authorized.

CAITO:
CAITO FOODS SERVICE INC.

By:	/s/ Robert Kirch
Its:	President and Chief Executive Officer

BRT:
BLUE RIBBON TRANSPORT, INC.

By:	/s/ David Frizzell
Its:	President and Chief Executive Officer

BUYER:
SPARTANNASH COMPANY

By:	/s/ Dennis Eidson
Its:	Chief Executive Officer

SELLERS’ REPRESENTATIVE:
MATTHEW CAITO

/s/Matthew Caito